EXHIBIT 2.1
Execution Version
PURCHASE AGREEMENT
by and among

DEL MONTE CORPORATION,
DONGWON ENTERPRISE CO., LTD.,
DONGWON INDUSTRIES CO., LTD.,
DONGWON F&B CO., LTD.,
STARKIST CO.
and
STARKIST SAMOA CO.
Dated as of 7:00 p.m. (PST) on June 29, 2008/ 11 a.m. (SEL) on June 30, 2008

PURCHASE AGREEMENT
          This PURCHASE AGREEMENT is dated as of 7:00 p.m. (PST) on June 29, 2008/ 11 a.m. (SEL) on June 30, 2008 (the “Agreement”), by and among Del Monte Corporation, a Delaware corporation (the “Company”), Dongwon Enterprise Co., Ltd., a Republic of Korea corporation with limited liability (“Dongwon Enterprise”), Dongwon Industries Co., Ltd., a Republic of Korea corporation with limited liability (“Dongwon Industries”), Dongwon F&B Co., Ltd., a Republic of Korea corporation with limited liability (“Dongwon F&B”, and together with Dongwon Enterprise and Dongwon Industries, each a “Dongwon Entity” and together, the “Dongwon Entities”) and Starkist Co., a Delaware corporation (“StarkistCo”, and together with the Dongwon Entities, the “Buyer”), and, solely with respect to Section 2.1, Section 2.6 and Article VII, Starkist Samoa Co, a newly-formed Delaware corporation and a wholly-owned subsidiary of the Buyer (“Acquisition Sub”).
BACKGROUND
          A. The Company owns, directly or indirectly, all of the issued and outstanding equity interests of Galapesca, S.A., a corporation organized under the laws of Ecuador (“Galapesca”), Panapesca Fishing, Inc., a corporation organized under the laws of Panama (“Panapesca”), Marine Trading Pacific, Inc., a Delaware corporation (“Marine Trading”), and Star-Kist Samoa, Inc., a California corporation (“SK Samoa” and with each of Galapesca, Panapesca and Marine Trading, each a “DM Entity” and collectively, the “DM Entities”). The issued and outstanding equity interests of Galapesca, Panapesca and Marine Trading are referred to herein as the “Shares”.
          B. The Company and the DM Entities are collectively engaged in, among other things, the business of manufacturing, marketing, selling and distributing StarKist brand products and private label seafood products (the scope of such business as currently operated by the Company and the DM Entities in the United States, Canada, Mexico, the Caribbean, Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Guyana, Honduras, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela, the “Business”).
          C. The Company wishes to sell to the Buyer, and the Buyer wishes to purchase from the Company, all of the Company’s right, title and interest in and to, and/or right to use, certain assets of the Business, and assume certain liabilities of the Business, in each case, upon the terms and subject to the conditions set forth herein.
          D. The Company wishes to sell, and with respect to one share of the stock of Galapesca, to cause Del Monte Andina, C.A., a corporation organized under the laws of Venezuela and the Company’s wholly-owned subsidiary (“Andina”), to sell, to the Buyer, and the Buyer wishes to purchase from the Company and Andina, all of the Company’s and Andina’s right, title and interest in and to the Shares upon the terms and subject to the conditions set forth herein.
          E. The Company and the Buyer desire that, pursuant and subject to the terms of this Agreement, at the Closing, the Company and the Buyer will cause SK Samoa to merge (the “Merger”) with and into Acquisition Sub, with the surviving company in the Merger being Acquisition Sub and as a result of the Merger, all of the rights, assets, liabilities and commitments of SK Samoa immediately prior to the Merger shall be the rights, assets, liabilities and commitments of Acquisition Sub immediately after the Merger.

TERMS
          NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
     1.1. Definitions.
          (a) Certain Definitions. For all purposes of this Agreement, except as expressly provided or unless the context otherwise requires, when used in this Agreement, the following capitalized terms shall have the following definitions:
          “Affiliate” shall mean, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with such specified Person.
          “Applicable Law” shall mean, with respect to the Company, each DM Entity, their respective properties and assets which are used primarily in the Business, or the Buyer, as the case may be, all statutes, laws, ordinances, rules, executive orders and regulations of any Governmental Authority which are applicable to such Person or assets.
          “Business Books and Records” shall mean all books, records, files and correspondence (whether in original or photostatic form) to the extent used or held for use exclusively in connection with, or exclusively relating to, the Business or otherwise found at the Business’s locations in any of American Samoa, Manta, Ecuador or Guayaquil, Ecuador, including lists of past customers and suppliers, as well as the sales history of the Business and historical profit and loss information of the Business (solely to the extent that such books and records regard the Company’s ownership and operation of the Business since December 20, 2002). Notwithstanding the foregoing, (i) to the extent any books, records, files and correspondence are primarily related to the Business but are otherwise not contemplated in the immediately prior sentence and (ii) the Buyer makes a reasonable request to the Company for review or duplication of same and such request is not administratively burdensome in any material respect related to confidential portions of the Company’s business, then such books, records, files and correspondence shall be considered “Business Books and Records” for all purposes herein.
          “Business Day” shall mean any day other than a Saturday or Sunday or a day on which banking institutions located in either New York, New York or Seoul, Korea are authorized or obligated by Applicable Law to close.
          “Business Employees” shall mean (i) the Company Employees and (ii) the individuals who are employees of one or more of the DM Entities.
          “Business Territory” shall mean the United States, Canada, Mexico, the Caribbean, Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Guyana, Honduras, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela. Solely for purposes of this definition (and specifically not for the purposes of defining the term the “Business”) the term “Caribbean” shall mean and include Aruba, Bahamas, Barbados, Bermuda, Cuba, Dominican Republic, Haiti, Jamaica, Netherlands Antilles, Puerto Rico, Trinidad and Tobago and United States Virgin Islands.

          “Closing” shall mean the time of the consummation of the purchase and sale of the Conveyed Assets and the Shares, the assumption of the Assumed Liabilities and the Merger, pursuant to the terms and subject to the conditions set forth herein.
          “Code” shall mean the Internal Revenue Code of 1986, as amended.
          “Company Contract” shall mean any contract, license, lease, agreement or commitment that is not (a) an Assumed Contract, (b) a DM Entity Contract or (c) a Dividable Contract, including, for purposes of clarity, those contracts, licenses, leases, agreements and commitments listed on Section 1.1(a) of the Company Disclosure Letter.
          “Company Retained Environmental Liabilities” shall mean all Liabilities, whether arising prior to, on or after the Closing Date (A) occurring out of activities conducted by the Business prior to the Closing Date, or concerning pollution, contamination or environmental conditions created by the Business prior to the Closing Date or created by a third party during the Business’s operations prior to the Closing Date at any of the real property which is used in connection with the Business (i) arising under Environmental Laws or under any contractual obligation entered into prior to the Closing Date, (ii) relating to violations of Environmental Laws, or (iii) relating to any off site locations at which any waste or Hazardous Substance has been transported, treated, stored, or disposed; and (B) relating to the Terminal Island Facility, including any Release or threatened Release of Hazardous Substances at, in, or on the Terminal Island Facility, whether occurring prior to, on, or after the Closing Date.
          “Continuing Employees” shall mean (i) the individuals who are Hired Employees and (ii) all of the individuals who are employees of one or more of the DM Entities as of the Closing.
          “Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by”, “under common Control with” and “Controlling” shall have correlative meanings.
          “Dividable Contracts” shall mean any contract, license, agreement or commitment of the Company (other than a Company Contract) that is material to the Business and is not solely related to the Business but also relates to other businesses of the Company and which is listed in Section 3.1(i)(xi) of the Company Disclosure Letter.
          “Environmental Laws” shall mean any and all Applicable Laws (including common law) with respect to protection of human health and safety (to the extent related to exposure to harmful or deleterious materials) or of the environment, including laws and regulations relating to Releases or threatened Releases and the remediation of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, management or handling of Hazardous Substances, including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§9601 et seq. sometimes referred to as “CERCLA”, the Federal Water Pollution Control Act, 33 U.S.C. §§1251 et seq., the Clean Air Act, 42 U.S.C. §§7401 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§4901 et seq., the Safe Drinking Water Act, 42 U.S.C. §§300(f) et seq., the Toxic Substances Control Act, 15 U.S.C. §§2601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§110001 et seq., and the Occupational Safety and Health Act of 1970, 29 U.S.C. §§651 et seq.
          “Environmental Permits” shall mean all permits, licenses, approvals, registrations, exemptions and authorizations required by or pursuant to any Environmental Law, owned, utilized or licensed (subject to the terms of such licenses) by the Company or any DM Entity primarily related to the Business.
          “Excluded UPC Codes” shall mean the universal product codes used in the Business that are related to any products which are manufactured by the Business for any other Person.
          “GAAP” shall mean United States generally accepted accounting principles as applied and maintained throughout the applicable periods by the Company.
          “Hazardous Substances” shall mean any chemicals, pollutants, contaminants, wastes, residual wastes, toxic substances (including friable asbestos and lead), hazardous substances, petroleum and petroleum products and coal, coke, coal tar or coal tar byproducts, including all materials or substances that exhibit the characteristics of hazardous waste as identified in 40 C.F.R. Part 261 or that are listed in 40 C.F.R. Part 261 or the U.S. Department of Transportation Hazardous Materials Table, as amended, 49 C.F.R. §172.101, and material that is a source, special nuclear, or byproduct material as defined by the Atomic Energy Act of 1954, 42 U.S.C. §3011, et seq. and the regulations promulgated thereto, and “hazardous chemicals”, as defined in 29 C.F.R. Part 1910.
          “Hired Employees” shall mean those Company Employees who accept the offer of employment contemplated by Section 4.2(c).
          “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Impress” shall mean Impress Group, B.V.
          “Impress Agreement” shall mean that certain Amended and Restated Supply Agreement between Impress and the Company dated January 23, 2008.
          “Indemnified Parties” shall mean the Buyer Indemnified Parties and the Seller Indemnified Parties.
          “Indemnifying Parties” shall mean the party indemnifying the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable.
          “IRS” shall mean the United States Internal Revenue Service.
          “Knowledge” as it pertains to the Company shall mean the actual knowledge, after due inquiry, of David Meyers, David Allen, Jeff Berry, Juan Carlos Bertini, Scott Butler, Susan Jackson, Barry Mills, Patrick Moody, Stephen Reyburn, Richard Rothamel, Rodolfo Spielmann, Dick Muto, Paul Berg and Geoffrey Tanner and as it pertains to the Buyer, shall mean the actual knowledge, after due inquiry, of Ingu Park, Moonsu Park and Jungki Ro.
          “Leased Real Property” shall mean all the real property on which the Business is currently conducted by the Company and the DM Entities pursuant to a lease agreement to which either the Company or any DM Entity is a party.
          “Liabilities” shall mean any and all losses, claims, charges, debts, demands, actions, damages, obligations, payments, costs and expenses, bonds, indemnities and similar obligations, covenants, controversies, promises, omissions, guarantees, make whole agreements and similar obligations and other liabilities of whatever kind and nature, including all contractual obligations, whether absolute or contingent, inchoate or otherwise, primary or secondary, direct or indirect, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any law, rule, regulation, action, threatened or contemplated action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses (including allocated costs of in-house counsel and other personnel), whatsoever incurred in investigating, preparing or defending against any such actions or threatened or contemplated actions), order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind, and those arising under any contract, commitment or undertaking, including those arising under this Agreement.
          “Liens” shall mean any lien (statutory or otherwise), claim, security interest, mortgage, pledge, hypothecation, charge, easement, covenant, restriction, title retention agreement or similar agreement or encumbrance of any nature whatsoever, except for Permitted Liens.
          “Material Adverse Effect” shall mean any change, event, condition, circumstance or effect that does have, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business taken as a whole including any change, event, circumstance or effect that shall have occurred that (when taken together with all other such changes, events, circumstances or effects that have occurred) is reasonably likely to prevent the consummation of the transactions contemplated hereby; provided, however, that the term “Material Adverse Effect” shall not include any change, event, circumstance, condition or effect (a) resulting from general, regulatory, social, political or economic or financial market conditions or changes, including (i) earthquakes, decrease or increase in air or water temperature, acts of war, terrorism, military actions or the escalation thereof, (ii) any material disruption or material change in securities or commodities markets or prices (including, for the sake of clarity, fish, oil, resin and steel markets or prices), (iii) any change in United States generally accepted accounting principles or (iv) any change in law, rule, regulations, orders, treaties, or other binding directive issued by a Governmental Authority, (b) affecting any segment of the industries generally in which the Business operates (including any change to Applicable Law), (c) (1) arising out of the parties’ compliance with the terms of, or the taking of any action required by, this Agreement or the Transaction Documents or the public announcement of the transactions contemplated herein or therein or (2) otherwise requested by or consented to by the Buyer in connection with the Company’s performance of its obligations under this Agreement or the Transaction Documents or (d) caused by the Buyer or any of its Affiliates; provided, however, any change, event, condition, circumstance or effect referred to in the foregoing clauses (a) and (b) shall nevertheless constitute a Material Adverse Effect to the extent such effects have a materially disproportionate adverse effect on the Business relative to other businesses in the same industries in which the Business operates.
          “Other Dividable Contracts” shall mean those Dividable Contracts (other than the Impress Agreement) which are not Critical Dividable Contracts.
          “Permitted Liens” shall mean (A) liens for Taxes, assessments and other governmental charges not yet due and payable as of the date hereof or which may thereafter be paid without penalty, (B) liens for Taxes being contested in good faith by appropriate proceedings and which have been taken into account in accordance with GAAP, (C) liens imposed by operation of law (including statutory, mechanic’s, laborer’s, materialmen’s, carrier’s, workmen’s, repairmen’s, landlord’s, liens under maritime law or other similar liens arising from or incurred in the ordinary course of the Business consistent with past practice and relating to obligations which are not yet delinquent or are not otherwise the subject of a good-faith dispute), (D) statutory or contractual landlord’s liens under leases pursuant to which the Company or any DM Entity is a lessee and not in default, (E) with regard to the Transferred Real Property and the real property, (i) any and all matters of record (other than for obligations securing material indebtedness) in the jurisdiction where the applicable Leased Real Property is located, including restrictions, reservations, covenants, conditions, oil and gas leases, mineral severances and liens and (ii) any easements, rights-of-way, building or use restrictions, prescriptive rights, encroachments, protrusions, rights and party walls; provided, none of the matters identified in the foregoing clauses (E)(i) and (E)(ii) interfere with the present use of the Company’s or any DM Entity’s properties or otherwise impair the operation of the Business as presently conducted and (F) such other imperfections of title (other than in connection with the Shares) as do not materially detract from the value or otherwise interfere with the present use of any of the Company’s or any DM Entity’s properties or otherwise impair the operation of the Business.
          “Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a federal, state, local or foreign government or regulatory entity or political subdivision or an agency or instrumentality thereof.
          “Recall” shall mean recall, removal, retrieval, correction and/or withdrawal of product.
          “Release” shall mean any release, spill, leak, discharge, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape, in each case into the indoor or outdoor environment.
          “Subsidiary” shall mean an entity as to which any Person prior to Closing owns directly or indirectly 50% or more of such entity’s voting power or similar interest.
          “Terminal Island Facility” shall mean the real property described in (i) Lease Permit #702, dated September 26, 1992, as amended, by and between the City of Los Angeles and Heinz Pet Products and (ii) Revocable Permit No. 96-44, dated March 13, 1997, between Star-Kist Foods, Inc., d/b/a Heinz Pet Products and City of Los Angeles Harbor Department.
          “Terminal Island Packaging and Labeling Center” shall mean the building at the Terminal Island Facility in which the products of the Business are packaged and/or labeled as of the Closing Date (such building having been identified as the Packaging and Labeling Center on the schematic drawing of the Terminal Island Facility attached as Exhibit A hereto).
          “Transaction Documents” shall mean this Agreement and the other documents, agreements and instruments contemplated hereby to be delivered at or in connection with the Closing.
          “Transactions” shall mean the consummation of the purchase and sale of the Conveyed Assets and the Shares, the Merger, and the assumption of the Assumed Liabilities, pursuant to the terms and subject to the conditions set forth herein.
          (b) Other Definitions. The following defined terms shall have the meaning set forth in the referenced Section:

Term	Section
2007 Audited Financial Statements	Section 3.1(t)
Acquisition Sub	Preamble
Action	Section 3.1(j)
Aggregate Payment	Section 2.8
Agreement	Preamble
Allocation	Section 2.10(a)
Allocation Notice	Section 2.10(b)
Andina	Background

Term	Section
Antitrust Notification	Section 4.3(a)(iv)
Assumed Contracts	Section 2.2(e)
Assumed Liabilities	Section 2.4
Audited Financial Statements	Section 3.1(t)
Benefit Plans	Section 3.1(k)(i)
Business	Background
Buyer	Preamble
Buyer Disclosure Letter	Section 3.2
Buyer Indemnified Parties	Section 7.5(b)
Buyer Material Adverse Effect	Section 3.2(b)(i)
Calculation Notice	Section 2.9(e)
Closing Date	Section 2.8
Closing Date Interest Rate	Section 2.9(h)
Closing Working Capital	Section 2.9(a)
Collateral Source	Section 7.5(e)
Commencement Date	Section 4.1(g)(i)
Company	Preamble
Company Benefit Plans	Section 3.1(k)(i)
Company Disclosure Letter	Section 3.1
Company Employees	Section 4.1(g)(i)
Company Update	Section 6.3(a)
Competitive Activities	Section 4.1(c)(i)
Confidentiality Agreement	Section 4.2(a)
Contract Manufacturing Agreement	Section 4.3(d)
Controlled Group	Section 3.1(k)(iv)
Conveyed Assets	Section 2.2
Conveyed Intellectual Property	Section 2.2(c)
Cost Neutral Basis	Section 2.7(a)
Critical Dividable Contracts	Section 2.7(a)
Damage Threshold	Section 7.5(h)(i)
Damages	Section 7.5(b)
Dispute Notice	Section 2.9(e)
DM Entities	Background
DM Entity	Background
DM Entity Benefit Plan	Section 3.1(k)(i)
Domain Name Transfer Agreement	Section 4.3(b)
Dongwon Enterprise	Preamble
Dongwon Entities	Preamble
Dongwon Entity	Preamble
Dongwon F&B	Preamble
Dongwon Industries	Preamble
Equipment	Section 2.2(f)
ERISA	Section 3.1(k)(i)
Estimated Working Capital	Section 2.9(c)
Excluded Assets	Section 2.3
Excluded Liabilities	Section 2.5
Fictitious Name Transfer Documents	Section 4.1(f)
Financing Commitments	Section 3.2(c)
FIRPTA Certificate	Section 5.2(h)
Foreign Benefit Plan	Section 3.1(k)(viii)

Term	Section
Form of Working Capital Statement of the Business	Section 2.9(a)
Galapesca	Background
Governmental Authority	Section 2.2(i)
Governmental Authorizations	Section 2.2(i)
Group	Section 4.4(a)(i)
Impress Bifurcation	Section 2.7(e)
Inactive Company Employee	Section 4.1(g)(i)
Initial Calculation	Section 2.9(d)
Intellectual Property	Section 2.2(c)
Intellectual Property Agreements	Section 4.3(b)
Intellectual Property Assignment	Section 4.3(b)
Inventory	Section 2.2(a)
Labeling and Packaging Agreement	Section 4.3(d)
Marine Trading	Background
Merger	Background
Merger Documents	Section 2.1(b)
Name	Section 4.2(d)
Names	Section 4.2(d)
Operating Services Agreement	Section 4.3(c)
Outside Date	Section 7.3(b)
Panapesca	Background
PBGC	Section 3.1(k)(vi)
Post-Closing Dividable Contracts	Section 2.7(b)
Post-Closing Environmental Investigation	Section 4.2(g)(i)
Pre-Closing Consolidated Returns	Section 4.4(a)(i)
Pre-Closing Returns	Section 4.4(a)(i)
Rebate Statement	Section 4.3(g)
Remedy Period	Section 6.3(c)
Retention Agreements	Section 3.1(i)(xii)
Rules	Section 7.15(b)
Section 338(h)(10) Election	Section 4.4(f)
Seller Indemnified Parties	Section 7.5(c)
Settlement Accountants	Section 2.9(f)
Shared Buyer IP Agreement	Section 4.3(b)
Shared Company IP Agreement	Section 4.3(b)
Shared IP Agreements	Section 4.3(b)
Shares	Background
Share Transfer Documents	Section 4.1(e)
SK Samoa	Background
Specified Employee Liabilities	Section 2.4(h)
Statement of Net Assets	Section 3.1(t)
Statement of Net Sales	Section 3.1(t)
Straddle Period Returns	Section 4.4(a)(i)
Survival Period	Section 7.5(a)
Tax	Section 3.1(r)
Tax Return	Section 3.1(r)
Taxes	Section 3.1(r)
Trademark Assignment Agreement	Section 4.3(b)
Transferred Real Property	Section 3.1(g)(i)
Transferred Real Property Leases	Section 3.1(g)(ii)

Term	Section
Transfer Taxes	Section 4.4(g)
WARN	Section 4.3(k)
Working Capital	Section 2.9(a)
Working Capital Adjustment Amount	Section 2.9(g)
Working Capital Target	Section 2.9(a)
ARTICLE II
PURCHASE AND SALE OF SHARES AND CONVEYED ASSETS; MERGER; ASSUMPTION OF
ASSUMED LIABILITIES; CLOSING
     2.1. Purchase and Sale of Shares; Merger. On the terms and subject to the conditions of this Agreement, at the Closing,
          (a) subject to Section 4.1(e) and pursuant to the Share Transfer Documents, the Company shall, and with respect to one share of the stock of Galapesca, shall cause Andina to, sell, transfer and deliver to StarkistCo, and StarkistCo shall, and shall cause its Affiliates to, purchase from the Company and Andina, all of the Company’s, and Andina’s, right, title and interest in and to the Shares, free and clear of all Liens; and
          (b) the Company, StarkistCo and Acquisition Sub shall cause the Merger to be effected on the Closing Date pursuant to (i) an Agreement and Plan of Merger, the form of which is attached hereto as Exhibit B, and (ii) a Certificate of Merger (collectively, the “Merger Documents”).
For the avoidance of doubt and notwithstanding Sections 2.4 and 2.5, all Liabilities of Galapesca, Panapesca, SK Samoa and Marine Trading shall remain with such entities as a result of the transactions contemplated by this Section 2.1.
     2.2. Purchase and Sale of the Conveyed Assets. On the terms and subject to the conditions of this Agreement, at the Closing, the Company shall sell, convey, assign, transfer and deliver to the Buyer and the Buyer shall purchase, acquire and accept from the Company, free and clear of all Liens, the Conveyed Assets. Subject to Section 2.3, the term “Conveyed Assets” shall mean all right, title and interest of the Company as of the Closing in and to the following:
          (a) all inventory (i) that are finished goods held for sale by the Company to the extent related to the Business, (ii) that are raw materials, packaging and work in progress held by the Company to the extent related to the Business or (iii) held by third parties (including, to the extent applicable, Buyer and its Affiliates) under co-pack agreements or similar manufacturing arrangements solely to the extent related to the Business (the “Inventory”);
          (b) all commitments and orders from third parties (subject to the terms and conditions of such commitments and orders) for the purchase of products of the Business that have not been shipped as of the Closing;
          (c) subject to Section 4.3(b), all formulas, processes, recipes, know-how, inventions, patents, copyrights, trade names, domain name registrations, service marks, trademarks, all goodwill in the Business associated with such service marks or trademarks, licenses, product designations, trade dress and trade secrets, and any other equivalent intellectual property or intellectual property rights, together with related registrations, applications, assignments and amendments, (collectively, the “Intellectual Property”), intended for use primarily, or used primarily, in the Business, including the Intellectual

Property set forth on Section 3.1(h) of the Company Disclosure Letter (collectively, “Conveyed Intellectual Property”), together with the right to sue for any past infringements of the same. To the extent any Intellectual Property owned, utilized or licensed by the Company or any Affiliate is used in the Business, but is neither intended for use primarily, nor is used primarily, in the Business, or, in the case of licensed Intellectual Property, is not otherwise transferable by the Company or any Affiliate, then such Intellectual Property will be retained by the Company or one of its Affiliates and will not constitute a Conveyed Asset; provided, however, that at the Closing, the Company will or, if applicable, will cause its Affiliates to, subject to Section 2.6, grant to the Buyer and its Affiliates a non-exclusive, perpetual, royalty free, license of such Intellectual Property in the Business Territory (provided, however, to the extent the Company does not have such rights in any portion of the Business Territory, nothing herein shall be construed to grant or transfer any such rights) for the continuation of use by the Business pursuant to Section 4.3(b);
          (d) all of the Company’s sales and promotional materials, catalogs, pamphlets, brochures, advertising materials, directories and other publications solely to the extent pertaining to the Business, and plates, copy engravings, photographs and other materials used in the printing or production of any of such items solely to the extent relating primarily to the Business, except in each case to the extent that the Company is required by law or regulation to retain the same and except to the extent constituting Intellectual Property, which is governed solely by paragraph (c) above;
          (e) all contracts, leases, agreements, licenses, promissory notes and commitments including customer, vendor, operating, non-competition, acquisition, marketing, distribution, solicitation and other agreements including those listed on Section 2.2(e) of the Company Disclosure Letter that (i) relate exclusively to the Business, except to the extent that any third-party consents required to be obtained prior to the Closing have not been obtained by the Company pursuant to the terms of Section 2.6, or (ii) subject to Section 2.7, all Dividable Contracts solely to the extent related to the Business (collectively, the “Assumed Contracts”);
          (f) the machinery, spare parts, manufacturing supplies, equipment and other personal property (the “Equipment”) (i) located at (A) the facilities of the Company or any DM Entity in American Samoa, (B) the facilities of the Company or any DM Entity in Ecuador and (C) the Terminal Island Labeling and Packaging Center, in each case, to the extent primarily related to the Business, as well as (ii) listed on Section 2.2(f) of the Company Disclosure Letter (which shall include, either through subsection (i) or subsection (ii) of this paragraph, the “Buyer Owned Equipment” listed on Exhibit A to the Labeling and Packaging Agreement);
          (g) all application systems and software, including all computer software, programs and source disks, and related program documentation, tapes, manuals, forms, guides and other materials, computer hardware and other systems hardware and networking and communications assets, including servers, databases, backups and peripherals, and any laptop, desktop (including monitors) or notebook computers in each case to the extent used primarily in the Business wherever located, including the Business’s locations in American Samoa, Manta, Ecuador and Guayaquil, Ecuador;
          (h) to the extent transferable as permitted by GS1US, universal product codes used on products sold by the Business, except for the Excluded UPC Codes;
          (i) to the extent transferable, all licenses, permits, authorizations and other approvals issued by any supranational, national, federal, state or local judicial, legislative, executive or regulatory authority (each a “Governmental Authority”), and all applications therefore pending, used or held for use primarily in connection with the Business (collectively, the “Governmental Authorizations”);

          (j) the Business Books and Records, except to the extent that the Company is required by law or regulation to retain the same and except to the extent constituting Intellectual Property, which is governed solely by paragraph (c) above;
          (k) to the extent permitted under Applicable Law, all personnel files that relate to a Continuing Employee, provided, that the Company shall be permitted to retain photocopies thereof.
          (l) all planning, forecast, presentation and strategic planning materials exclusively related to the Business, (other than board of director materials);
          (m) other than as set forth above, all other assets, properties and rights relating primarily to or used or held for use primarily in the Business; and
          (n) all assets related to Continuing Employees relating to the Del Monte Corporation Health Care Spending Accounts and the Del Monte Corporation Dependent Care Spending Accounts as provided for in Section 4.2(c).
     2.3. Excluded Assets of the Business. Notwithstanding any provision in this Agreement, the Conveyed Assets shall not include the following (the “Excluded Assets”):
          (a) cash, including bank balances and bank accounts, cash equivalents and similar type items on hand held by the Company and to the extent related to the Business as of the Closing;
          (b) all trade accounts receivable and other receivables (including any claims, remedies and other rights related thereto) of the Company, whether or not billed, for products of the Business sold prior to the Closing Date;
          (c) all intercompany receivables payable to the Company in respect of the Business other than the amounts due and owing by any of the DM Entities;
          (d) subject to the Shared IP Agreements and Section 2.2(c) of this Agreement, any Intellectual Property previously or currently used by the Company or any of its Affiliates in their respective businesses (other than the Business);
          (e) all real property (whether owned or leased), improvements and fixtures, whether owned or leased, which comprise the Terminal Island Facility;
          (f) all Equipment which is not a Conveyed Asset;
          (g) the Tax Returns of the Company, Tax assets of the Company, Tax planning methods and techniques, and all refunds of Taxes related to the Excluded Liabilities or Tax obligations for periods ending on or prior to the Closing Date but only to the extent such refunds or other Tax assets have not been included in Closing Working Capital;
          (h) the certificate of incorporation and by-laws of the Company and the corporate minutes, corporate seals and stock certificates of the Company;
          (i) all refunds, deposits, over-payments or prepaid expenses of the Company relating to the Business prior to the Closing Date;

          (j) all rights to insurance or indemnity, and all claims, causes of action, rights of recovery or set-off of any kind and against any Person held by the Company, to the extent related to or covering the Business prior to the Closing Date or related to the Excluded Assets;
          (k) all policies of insurance held by the Company and related interests in insurance pools and programs;
          (l) any sales and use permits of the Company not primarily related to the Business;
          (m) all Benefit Plans (other than the Retention Agreements and the consulting/ex-pat agreements entered into with Continuing Employees as set forth on Section 3.1(k) of the Company Disclosure Letter) and any assets related thereto, except as set forth in Section 4.2 relating to Del Monte Corporation Health Care Spending Accounts and Del Monte Corporation Dependent Care Spending Accounts;
          (n) all Excluded UPC Codes;
          (o) all contracts, leases, agreements, licenses and commitments that are not Assumed Contracts, including every Company Contract;
          (p) all planning, forecast, presentation and strategic planning materials to the extent not related exclusively to the Business and all board of directors materials;
          (q) subject to Section 4.2(d), the “Del Monte” name and logo; and
          (r) all equity interests in Canner’s Steam Company, Inc.
     2.4. Assumption of Obligations of the Business. On the terms and subject to the conditions of this Agreement, subject to Section 2.5, the Buyer agrees, effective as of the Closing, to assume, discharge and pay when due all of the following Liabilities (all of the foregoing Liabilities being collectively called the “Assumed Liabilities”):
          (a) all Liabilities disclosed or reflected on the Statement of Net Assets as adjusted for activity that has occurred or may occur between January 27, 2008 and the Closing Date;
          (b) all Liabilities to the extent related to the Conveyed Assets (including the Assumed Contracts) and the costs and expenses of any filings with any Governmental Authority in order to record the transfer of any one or more Conveyed Assets to the Buyer, Acquisition Sub or their respective Affiliates, including those Liabilities which are set forth in Section 2.4(b) of the Company Disclosure Letter;
          (c) all Liabilities relating to any and all products of the Business (including product liabilities or, subject to the terms of this Agreement, Recall liabilities), except as explicitly provided in Section 2.5(e);
          (d) all Liabilities relating to the return of products sold by the Business, all refund and replacement obligations and customer deductions with respect to products sold by the Business, except as explicitly provided in Section 2.5(f);

          (e) all Liabilities relating to trade promotion activities or events to the extent related to the Business (including trade promotion payables or customer deductions) except as explicitly set forth in Section 2.5(g);
          (f) all Liabilities relating to committed marketing expenditures to the extent related to the programs of the Business;
          (g) all Liabilities relating to consumer coupons for products of the Business;
          (h) all Liabilities primarily relating to the Continuing Employees, to the extent arising after the Closing, and the following Liabilities to the extent relating to the Continuing Employees: (w) the Liabilities allocated to Buyer in Section 4.2(c), (x) the Liabilities under the Retention Agreements (except for those explicitly set forth on Section 2.5(a) of the Company Disclosure Letter), (y) the Liabilities related to the DM Entity Plans and (z) the Liabilities set forth on Section 2.4(h) of the Company Disclosure Letter (such Liabilities referenced in clauses (w)-(z), the “Specified Employee Liabilities”);
          (i) all Liabilities relating to Taxes for which the Buyer is liable pursuant to the terms of this Agreement or any other Transaction Document;
          (j) all Liabilities relating to the Buyer’s obligations, agreements, covenants and restrictions for which the Buyer explicitly has responsibility pursuant to the terms of the Transaction Documents;
          (k) all Liabilities relating to pollution, contamination or environmental conditions created by, or occurring out of, activities conducted by the Business after the Closing Date (i) arising under Environmental Laws or under any contractual obligation entered into after the Closing Date, (ii) relating to violations of Environmental Laws, or (iii) relating to any off site locations at which any waste or Hazardous Substance has been transported, treated, stored, or disposed, except for the Company Retained Environmental Liabilities;
          (l) all Liabilities relating to the disclosures set forth in the Company Disclosure Letter, except as otherwise explicitly set forth herein or in the Company Disclosure Letter;
          (m) all Liabilities relating to any failure of any Person to take actions required to comply with any applicable bulk sale, bulk transfer laws or similar laws (including Tax laws) in connection with the transactions contemplated by the Transaction Documents; and
          (n) all Liabilities relating to trade association memberships, fees, dues and expenses including the National Fisheries Institute and its Tuna Council.
     2.5. Excluded Liabilities of the Business. Except as set forth in Section 2.4, Buyer shall not assume any other Liabilities, including the following (collectively, the “Excluded Liabilities”):
          (a) all Liabilities relating to (i) any current or former employee or independent contractor of the Company or any of its Affiliates (including any Business Employee who does not become a Continuing Employee through no breach of Buyer’s obligations under Section 4.2 and any beneficiary or dependent thereof) and (ii) the Benefit Plans (other than any DM Entity Benefit Plan) in each case, whether arising on or prior to or after the Closing other than, in each case, the Specified Employee Liabilities;

          (b) except as set forth in Section 4.4, all obligations with respect to Taxes due, accrued or relating to a time on or prior to the Closing, including any Taxes arising in connection with the consummation of the transactions contemplated hereby, as well as all obligations with respect to Taxes not primarily related to the Business, Conveyed Assets or Continuing Employees;
          (c) except as otherwise provided in this Agreement, any obligation or payment or accrual due to any shareholder, director or officer of the Company in his capacity as such, whether or not arising under the Transaction Documents and including those liabilities and obligations attributable to the Company’s activities from and after Closing;
          (d) all Company Retained Environmental Liabilities;
          (e) all obligations relating to any product of the Business manufactured prior to the Closing and solely arising out of any event or action occurring prior to the Closing (including product liabilities or, subject to the terms of this Agreement, Recall liabilities), other than liabilities for spoilage or mistaken shipment;
          (f) (i) customer deductions or refunds for the return of products of the Business due solely to spoilage regardless of when such products were sold but solely to the extent returned less than 60 days after the Closing, (ii) the actual replacement costs and reasonable transportation costs for defective products which were sold by the Business prior to the Closing but solely to the extent returned less than 60 days after the Closing and (iii) all reasonable transportations costs for the return of products of the Business due solely to mistaken shipment which were sold by the Business prior to the Closing and solely to the extent returned less than 60 days after the Closing;
          (g) all obligations relating to trade promotion activities or events to the extent related to products of the Business which were sold by the Business prior to the Closing (including trade promotion payables or customer deductions);
          (h) the Company’s obligations, agreements, covenants and restrictions for which the Company expressly has responsibility pursuant to the terms of the Transaction Documents;
          (i) all Liabilities related to accounts payable of the Company for products of the Business sold prior to the Closing Date; and
          (j) all Liabilities related to, resulting from or arising out of operations of the Company other than in connection with the Business.
     2.6. Consents.
          (a) There shall be excluded from the transactions contemplated by this Agreement any Assumed Contract, agreement, lease, license or right which is not assignable or transferable without the consent of any Person other than the Company, a DM Entity or the Buyer, to the extent that such consent shall not have been given prior to the Closing, provided, however, that each of the Company, the Buyer and Acquisition Sub shall have the continuing obligation after the Closing to use its commercially reasonable best efforts to endeavor to obtain all necessary consents to the assignment thereof (provided, that the Company shall not be required to expend a material sum of money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any Person) and, after obtaining the requisite third party consents thereto, such Assumed Contract, agreement, lease, license or right, if otherwise includable in the Conveyed Assets or the transactions contemplated hereby, shall be sold and assigned to the Buyer hereunder.
          (b) With respect to any Assumed Contract, agreement, lease, license or right, which is not included in the Conveyed Assets or the transactions contemplated hereby at the Closing by reason of Section 2.6(a), after the Closing, the parties shall cooperate with each other, upon written request, (i) in endeavoring to obtain the requisite third-party consent(s) to the assignment thereof to the Buyer, without (A) the Buyer being obligated, however, to make any payment to any such Person which is not otherwise due in connection with such Assumed Contract, agreement, license or right in order to obtain such consent, unless the Buyer shall determine in its sole discretion to make such payment or agree to reimburse the Company for such payment, or (B) the Company being obligated, however, to make any payment to any such Person which is not otherwise due in connection with such Assumed Contract, agreement, license or right in order to obtain such consent, unless the Company shall determine in its sole discretion to make such payment or agree to reimburse the Buyer for such payment and (ii) if any such requisite consent cannot be obtained, in endeavoring to obtain for the Buyer, an arrangement which the Buyer reasonably shall desire and which is designed to provide for the Buyer the benefits thereof in some other manner.
          (c) The Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to the Assumed Contracts, agreements, leases, licenses or rights and that such consents have not been and may not be obtained. The Buyer agrees that, except as set forth in this Section 2.6, the Company shall not have any liability whatsoever arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default under or acceleration or termination of any Assumed Contract, agreement, lease, license or right, as a result thereof. The Buyer further agrees that no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached, and no condition to the Buyer’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (i) the failure to obtain any such consent or as a result of any such default, acceleration or termination (except for the satisfaction of the conditions set forth in Section 5.2(e)) or (ii) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such default, acceleration or termination.
          (d) After the Closing, the Company on the one hand, and the Buyer and Acquisition Sub, on the other hand, shall take all actions (or shall cause its Affiliates to take all actions) reasonably requested by the other party to effect the provisions of this Section 2.6.
     2.7. Dividable Contracts.
          (a) The Company shall use its commercially reasonable best efforts to cause the transfer to the Buyer of such portion of each Dividable Contract listed on Section 2.7(a) of the Company Disclosure Letter (the “Critical Dividable Contracts”), or the benefits thereof, that relates to the Business on terms that maintain the costs to the Business as owned by the Buyer with the costs to the Business as owned by the Company (a “Cost Neutral Basis”). Upon such transfer, the Buyer shall assume any Liabilities arising after the Closing related to the transferred portion of the Critical Dividable Contracts and any other Liabilities arising under the Critical Dividable Contracts shall remain with the Company. For purposes of this Section 2.7 only, “commercially reasonable best efforts” shall include (i) a written reasoned request and recommendation in favor of such transfer to the customer or supplier that is the other party to such Critical Dividable Contract, (ii) subject to applicable non-disclosure agreements, the provision to the Buyer of all information and records available to the Company relating to customers or suppliers, as the case may be, with respect to such portion of such Critical Dividable Contract, (iii) the provision to the Buyer of available customer or supplier decision maker(s) with respect to such portion of such Critical Dividable Contract, (iv) if the Company or the Buyer so requests, in accordance with reasonable commercial practice, the organization of mutually agreeable joint visits of the Buyer and the Company with such customers or suppliers, subject, in each case, to any applicable confidentiality agreements or obligations of the Company and (v) prior to the Closing, the Company’s assistance and cooperation in negotiating a separate agreement on a Cost Neutral Basis with the other party to such Critical Dividable Contract if deemed appropriate by the Buyer.
          (b) Notwithstanding anything to the contrary contained in this Agreement, to the extent that any of the Critical Dividable Contracts have not been divided and assigned by the parties prior to Closing (the “Post-Closing Dividable Contracts”), and the parties agree to proceed with the Closing, then this Agreement shall not constitute a transfer of such portion of any such Post-Closing Dividable Contract, or an attempt thereof. If the Closing proceeds without the transfer of any such portion of any Post-Closing Dividable Contract, then, following the Closing, the parties shall use their commercially reasonable best efforts to obtain promptly such authorizations, approvals, consents or waivers and to cooperate with each other in connection thereto; provided, however, that none of the Company, the Buyer or any DM Entity shall be required to pay any material sum of consideration for any such authorization, approval, consent or waiver. Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any reasonable and lawful arrangements (to the extent any such arrangements are feasible and contractually permitted) designed to provide to the Buyer the benefits of such portion of any Post-Closing Dividable Contract, with respect to the portion of such Post-Closing Dividable Contract applicable to the Business and the benefits that the Buyer would have obtained had such portion of such Post-Closing Dividable Contract been so transferred at the Closing (or any right or benefit arising thereunder, including the enforcement for the benefit of the Buyer of any and all rights of the Company against a third party thereunder), so that such benefits are, taken as a whole, for all such transfers, not materially less advantageous to the Buyer than would be if such transferred portions were stand alone contracts. To the extent that the Buyer is provided the benefits pursuant to this Section 2.7(b) of any portion of any such Post-Closing Dividable Contract, the Buyer shall perform, for the benefit of the other Persons that are parties thereto, the obligations (including payment obligations) of the Company thereunder and any related Liabilities that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such Liabilities to the Buyer, would have become Liabilities of the Buyer arising on or after the Closing by virtue of the transfer of such portion of such Post-Closing Dividable Contract and any other obligations and Liabilities arising under such Post-Closing Dividable Contract shall remain with the Company.
          (c) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the transfer to the Buyer of the portion of any Other Dividable Contract that relates to the Business, or any claim or right or any Applicable Law would require any Governmental Authority’s or third-party authorizations, approvals, consents or waivers, and the Closing (subject to the satisfaction or waiver of the conditions set forth in Article V) proceeds without such authorization, approval, consent or waiver then this Agreement shall not constitute a transfer of such portion of such Other Dividable Contract, or an attempt thereof. In the event that the Closing proceeds without the transfer of any such portion of any Other Dividable Contract, then, following the Closing, the parties shall use their commercially reasonable best efforts to obtain promptly such authorizations, approvals, consents or waivers and to cooperate with each other in connection thereto; provided, however, that none of the Company, the Buyer or any DM Entity shall be required to pay any material sum of consideration for any such authorization, approval, consent or waiver. Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements (to the extent any such arrangements are feasible and contractually permitted) designed to provide to the Buyer the benefits of such portion of such Other Dividable Contract, with respect to the portion of such Other Dividable Contract applicable to the Business and to the Company the benefits that they would have obtained had such portion of such Other Dividable Contract been transferred to the Buyer at the Closing. To the extent that the Buyer is provided the benefits pursuant to this Section 2.7(c) of any portion of such Other Dividable Contract, the Buyer shall perform, for the benefit of the other Persons that are parties thereto, the obligations (including payment obligations) of the Company and any DM Entity thereunder and any related Liabilities that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such Liabilities to the Buyer, would have become Liabilities of the Buyer arising on or after the Closing by virtue of the transfer of such portion of such Other Dividable Contract and any other obligations and Liabilities arising under such Other Dividable Contract shall remain with the Company.
          (d) To the extent authorization, approval, consent or waiver for the transfer of any such portion of any Other Dividable Contract is obtained, the Company shall immediately transfer such portion of any such Other Dividable Contract to the Buyer, and the Buyer shall assume obligations arising after the Closing under such portion of any such Other Dividable Contracts. To the extent that any portion of any Other Dividable Contract cannot be transferred following the Closing pursuant to this Section 2.7, then the Buyer and the Company shall cooperate in good faith to find and enter into reasonable and lawful arrangements (including subleasing, sublicensing or subcontracting), if feasible and contractually permitted, to provide the parties the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by the Buyer of the obligations thereunder, on economic terms not materially less advantageous to the Buyer than economic benefits received by the Company prior to Closing under the applicable Other Dividable Contract. The Company shall hold in trust for, and pay to the Buyer promptly upon receipt thereof, all income, proceeds and other monies received by the Company in respect of the Buyer’s performance of any such portion of any such Other Dividable Contract in connection with the arrangements under this Section 2.7. Any arrangement agreed upon by the Company and the Buyer pursuant to this Section 2.7 shall be in effect no longer than the then-current minimum remaining term of any such Dividable Contract and the Company shall have no obligation to negotiate or renew for the benefit of the Buyer any such Dividable Contract after expiration of the then-current minimum remaining term thereof. For purposes of this Section 2.7, the “then-current minimum remaining term” shall mean the remaining term in effect as of the Closing Date under the applicable Dividable Contract and shall not include any renewal or extended terms under such Dividable Contract whether such renewal or extended term is automatic or requires the act of any party or parties to such Dividable Contract. Nothing stated in this Section 2.7 shall modify in any respect the conditions set forth in Article V.
          (e) The Company shall use its commercially reasonable efforts to cause the transfer, as contemplated by the Impress Agreement, to the Buyer of such portion of the Impress Agreement that relates to the Business (“Impress Bifurcation”). Upon such Impress Bifurcation, the Buyer shall assume any Liabilities arising after the Closing related to the transferred portion of the Impress Agreement, and any other Liabilities arising under the Impress Agreement and not related to the Business shall remain with the Company. In the event the parties fail to execute the Impress Bifurcation prior to the Closing, the parties shall cooperate with each other in any reasonable and lawful arrangements (to the extent any such arrangements are feasible and contractually permitted) which are designed to provide to the Buyer the benefits of such Impress Bifurcation until such date of the Impress Bifurcation. To the extent that the Buyer is provided with the benefits of the Impress Bifurcation pursuant to the immediately foregoing sentence, the Buyer shall perform, for the benefit of the other Persons that are parties to the Impress Agreement, the obligations of the Company thereunder and any related Liabilities that would have become Liabilities of the Buyer arising on or after the Closing had the Impress Bifurcation occurred as of the Closing Date. For the avoidance of doubt, if the parties hereto fail to consummate the Impress Bifurcation, the Company shall purchase the products under the Impress Agreement on behalf of the Buyer for the Business in the quantities as prescribed by the Buyer, and deliver them to the Buyer pursuant to the price(s) set forth in the Impress Agreement.

     2.8. Aggregate Payment; Closing. On the Closing Date, in consideration of (a) the sale and transfer of the Shares, (b) the sale and transfer of the Conveyed Assets and (c) the consummation of the Merger, the Buyer shall assume the Assumed Liabilities and pay to the Company (or to such of the Company’s Affiliates as the Company may direct in the written transfer instructions hereinafter referred to), an amount in cash equal to Three Hundred Sixty-Three Million Dollars (US $363,000,000) (the “Aggregate Payment”), subject to adjustment prior to and after the Closing as contemplated in Section 2.9, in immediately available funds, by wire transfer in accordance with written instructions given by the Company to the Buyer prior to the Closing. Unless this Agreement shall have been terminated pursuant to Section 7.3, the Closing will take place on a mutually agreeable date no later than a date 90 days following the date hereof unless the conditions set forth in Article V hereto have not been satisfied, in which case the Closing will take place on the first Monday which is (i) a Business Day and (ii) at least three Business Days after the satisfaction or waiver of the conditions set forth in Article V (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions), at the offices of Pepper Hamilton LLP, 400 Berwyn Park, 899 Cassatt Road, Berwyn, Pennsylvania 19312, unless another date, time or place within the United States is agreed to in writing by the parties hereto (the “Closing Date”). The Closing shall be effective, unless otherwise agreed in writing by the parties, at 12:01 a.m., New York, New York local time on the Closing Date.
     2.9. Adjustments to Aggregate Payment.
          (a) The parties agree that the Working Capital as of the Closing Date (the “Closing Working Capital”), as calculated in accordance with and set forth on the statement of Working Capital, the form of which is attached hereto as Exhibit C (the “Form of Working Capital Statement of the Business”) is targeted to be $189,000,000 (the “Working Capital Target”). “Working Capital” shall be an amount which is determined pursuant to the Form of Working Capital Statement of the Business.
          (b) For purposes of this Agreement, Working Capital shall be calculated using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the Statement of Net Assets; provided, however, Working Capital shall not be calculated to include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby other than as expressly set forth on the Form of Working Capital Statement of the Business; provided, further, that the current assets and current liabilities of the Company used to calculate the Working Capital shall constitute only those current assets and current liabilities of the Company which are solely and exclusively related to the Business.
          (c) Prior to the Closing, the Company shall cause to be prepared and delivered to the Buyer a reasonable and good faith estimate of the Closing Working Capital (the “Estimated Working Capital”). The Estimated Working Capital shall be determined using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the Working Capital Target and shall be in the same form as the Form of Working Capital Statement of the Business; provided that the value of the inventory of the Business for the purpose of calculating and preparing the Estimated Working Capital shall be derived from a physical count of such inventory as of a reference date prior to the Closing (elected by mutual agreement of the Company and the Buyer) which shall be conducted by the Company and/or its representatives (such representatives shall be utilized and selected in the Company’s sole discretion), in each case subject to the procedures set forth on Section 2.9(d) of the Company Disclosure Letter; provided further that the Buyer and/or its representatives (such representatives shall be utilized and selected in Buyer’s sole discretion) shall have the opportunity to participate side-by-side in the taking of such count of inventory. The Aggregate Payment shall be (i) increased on a dollar for dollar basis by the amount, if any, by which the

Estimated Working Capital is greater than the Working Capital Target and (ii) reduced on a dollar for dollar basis by the amount, if any, by which the Estimated Working Capital is less than the Working Capital Target.
          (d) Not more than 45 days after the Closing, the Company shall cause to be prepared and delivered to the Buyer, calculations of the Closing Working Capital (the “Initial Calculation”), together with such schedules and data with respect to the determination of the Closing Working Capital as may be appropriate to support such Initial Calculation; provided, however, that to the extent an event occurs or a condition exists that is outside of the control of the parties that delays or otherwise impairs the timely preparation and delivery of the Initial Calculation, the parties agree to extend the delivery date of the Initial Calculation to reasonably accommodate such delay or impairment and provide the Company with a reasonable amount of time to prepare and deliver the Initial Calculation. The Closing Working Capital shall be determined using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the Estimated Working Capital and shall be in the same form as the Form of Working Capital Statement of the Business. For the avoidance of doubt, the value of the inventory of the Business as of the Closing shall be derived from a physical count of such inventory which shall be conducted by the Company and/or its representatives (such representatives shall be utilized and selected in the Company’s sole discretion), in each case subject to the procedures set forth on Section 2.9(d) of the Company Disclosure Letter. The Buyer and/or its representatives (such representatives shall be utilized and selected in Buyer’s sole discretion) shall have the opportunity to participate side-by-side in the validation of such count of inventory. The Company shall use the information obtained in such count of inventory in the preparation of the Initial Calculation.
          (e) Within 45 days after delivery to the Buyer of the Initial Calculation by the Company pursuant to Section 2.9(d), the Buyer may deliver to the Company a written notice (the “Calculation Notice”) either (i) advising the Company that the Buyer agrees with and accepts the Initial Calculation or (ii) setting forth a detailed explanation of those items in the Initial Calculation that the Buyer disputes and a statement, with reasonable detail as to the disputed matters, of what the Buyer believes is the correct calculation of Closing Working Capital. All matters, components, calculations and assumptions in the Initial Calculation that the Buyer does not specifically dispute shall not be subject to further review, challenge or adjustment. The Buyer and the accountants engaged by the Buyer shall be entitled to review the Company’s working papers, trial balances and similar materials relating to the Company’s preparation of the Closing Working Capital as of the Closing Date, if any, for purposes of reviewing the Initial Calculation. The Company shall also provide the Buyer and its accountants with (i) the reasonable assistance of Company financial personnel and (ii) timely and reasonable access, during normal business hours, to the personnel, properties and the Business Books and Records, but only to the extent necessary for the Buyer’s review of the Initial Calculation. If the Company shall concur with the Calculation Notice, or if the Company shall not object to the Calculation Notice, in a writing (the “Dispute Notice”) delivered to the Buyer within 15 days after delivery of the Calculation Notice, the calculation of the Closing Working Capital set forth in the Calculation Notice shall become final and binding on the Company and the Buyer and shall not be subject to further review, challenge or adjustment. If the Buyer does not submit a Calculation Notice within the 45 day period provided herein, then the Initial Calculation shall become final and binding on the Company and the Buyer and shall not be subject to further review, challenge or adjustment.
          (f) In the event that the Company and the Buyer are unable to resolve any disputes regarding the Closing Working Capital as set forth in the Dispute Notice within 20 days after the Company’s delivery of the Dispute Notice, then such disputes shall be referred to Ernst & Young LLP, or, if Ernst & Young LLP shall be unavailable or unable to do so, such other recognized firm of independent certified public accountants or other nationally recognized financial experts selected by mutual written agreement of the Company and the Buyer (the “Settlement Accountants”), and the determination of the Settlement Accountants shall be final and shall not be subject to further review, challenge or adjustment. The Settlement Accountants shall use the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the Estimated Working Capital in making their determination. The Company and the Buyer shall use commercially reasonable best efforts to cause the Settlement Accountants to reach a determination, solely with respect to the matters specifically disputed in the Dispute Notice, not more than 30 days after such referral. Nothing herein shall be construed to authorize or permit the Settlement Accountants to resolve or otherwise review any items which are not specifically disputed in the Dispute Notice. In the event that the determination(s) of the Settlement Accountants results in the Closing Working Capital, as finally determined in accordance with this Section 2.9(f), to fall in between the amount of the Closing Working Capital as calculated by the Company in the Initial Calculation, on the one hand, and the amount of the Closing Working Capital as calculated by the Buyer in the Calculation Notice, on the other hand, then the Company and the Buyer shall each pay one-half of the fees and expenses of the Settlement Accountants with respect to its engagement under this Section 2.9(f); provided, however, where the determination(s) of the Settlement Accountants results in the Closing Working Capital, as finally determined in accordance with this Section 2.9(f), falling outside of such Closing Working Capital amounts calculated by the Company and the Buyer, then all such fees and expenses of the Settlement Accountants shall be paid by the party (either the Company or the Buyer) whose calculation of the Closing Working Capital is farthest from the Settlement Accountants’ determination of the Closing Working Capital, as finally determined in accordance with this Section 2.9(f). In all cases, each of the Buyer and the Company shall pay their own costs and expenses incurred in connection with this Section 2.9(f).
          (g) The “Working Capital Adjustment Amount”, which may be positive or negative, shall mean an amount equal to (i) the Closing Working Capital, as finally determined in accordance with this Section 2.9, minus (ii) the Estimated Working Capital.
          (h) If the Working Capital Adjustment Amount is positive, then the Buyer shall deliver, by wire transfer of immediately available funds pursuant to Section 2.9(i) to an account designated in writing by the Company, an amount equal to the Working Capital Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the rate of interest published as the “Prime Rate” in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date (the “Closing Date Interest Rate”). If the Working Capital Adjustment Amount is a negative number, then the Company shall deliver, by wire transfer of immediately available funds pursuant to Section 2.9(i) to an account designated in writing by the Buyer, an amount equal to the absolute value of the Working Capital Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the Closing Date Interest Rate.
          (i) The amount paid pursuant to Section 2.9(h) shall be deemed an adjustment to the Aggregate Payment. For purposes of this Section 2.9, all computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Any payments made by any Person pursuant to this Section 2.9 shall be made by wire transfer of immediately available funds within seven (7) Business Days after the first date on which the Closing Working Capital, or any dispute with respect thereto, shall no longer be subject to further review, challenge or adjustment.
     2.10. Allocation of the Aggregate Payment.

          (a) The Buyer and the Company agree that the Aggregate Payment and the Assumed Liabilities that constitute debt for U.S. federal income Tax purposes shall be allocated among the Conveyed Assets, the Shares, the assets acquired in the Merger and the covenants set forth in Sections 4.1(c) and 4.1(d) for Tax purposes, in accordance with this Section 2.10 (the “Allocation”). Any adjustments to the Aggregate Payment shall be allocated among the Conveyed Assets, the Shares, the assets acquired in the Merger and the covenants set forth in Sections 4.1(c) and 4.1(d) as required by Section 1060 of the Code.
          (b) Within 30 days after the Closing Date, the Buyer shall deliver to the Company for review and approval (i) a statement showing the Allocation of the Aggregate Payment and Assumed Liabilities that constitute debt for U.S. federal income Tax purposes among the Shares of Galapesca, Panapesca and Marine Trading, the aggregate amount of the Conveyed Assets, the aggregate amount of the assets acquired in the Merger, and the covenants set forth in Sections 4.1(c) and 4.1(d) and (ii) copies of completed Forms 8594, with the Allocation of the Aggregate Payment and Assumed Liabilities that constitute debt for U.S. federal income Tax purposes among (y) the Conveyed Assets and (z) the assets acquired in the Merger, which allocation shall be in the manner required under Section 1060 of the Code (collectively, the “Allocation Notice”). The Company shall be deemed to have approved the Allocation Notice unless it delivers a written notice of items of disagreement, no later than 15 days after receipt of the Allocation Notice (the “Notice of Disagreement”). If the Company timely provides the Notice of Disagreement, the Company and the Buyer will negotiate in good faith to resolve the items of disagreement. If an agreement has not been reached by 30 days after the provision of the Notice of Disagreement to the Buyer, the items of disagreement shall be referred to the Settlement Accountants. Nothing herein shall be construed to authorize or permit the Settlement Accountants to resolve or otherwise review any items which are not specifically disputed in the Notice of Disagreement. Upon resolution of the Notice of Disagreement, either by agreement or through the Settlement Accountants, the revised Forms 8594 shall be prepared and used as provided in this Section 2.10. One-half of the fees and expenses of the Settlement Accountants incurred with respect to their engagement under this Section 2.10 shall be borne by, and the sole responsibility of, each of the Company and the Buyer. In all cases, each of the Buyer and the Company shall pay their own costs and expenses incurred in connection with this Section 2.10.
          (c) The Company and the Buyer agree to report the allocation of the Aggregate Payment and Assumed Liabilities that constitute debt for U.S. federal income tax purposes in a manner entirely consistent with the Allocation and agree to act in accordance with the Allocation in the filing of all income tax returns (including filing Form 8594 with their Federal or national income Tax Return for the taxable year that includes the date of the Closing) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, except as otherwise required by a determination, as defined in Section 1313 of the Code.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     3.1. Representations and Warranties of the Company. Except as otherwise disclosed to the Buyer in a letter (the “Company Disclosure Letter”) delivered to it by the Company prior to the execution of this Agreement (with specific reference to the representations or warranties of this Section 3.1 to which the information in the Company Disclosure Letter relates or otherwise where it is reasonably apparent to which representations and warranties such disclosure is related), the Company hereby represents and warrants to the Buyer, to the extent any such representations or warranties (with the exception of Sections 3.1(a), (b) and (c)) relate to or affect the Business, the Conveyed Assets, the Shares, the Assumed Liabilities or the DM Entities, that the statements contained in this Section 3.1 are true and correct as of the date hereof.

          (a) Organization and Standing of the Company and the DM Entities. Each of the Company and Marine Trading is a corporation, duly organized and validly existing and in good standing under the laws of the State of Delaware. SK Samoa is a corporation duly organized and validly existing and in good standing under the laws of the State of California. Galapesca and Panapesca are duly organized and in good standing (or similar local concepts) in their respective jurisdictions of organization. Each of the Company and each DM Entity has all corporate power and corporate authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, and is qualified or registered as a foreign corporation and in good standing in all jurisdictions in which the character of the properties owned, operated or leased by the Company and any DM Entity or the nature of its activities is such that qualification or registration by such Person as a foreign corporation is required by Applicable Law, except where the failure to have such power and authority or to qualify and be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.
          (b) Authority. The Company has all requisite corporate power and corporate authority to enter into the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by the Company to authorize the execution, delivery and performance of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding at law or in equity. The other Transaction Documents to which the Company is a party, when executed and delivered by the Company, will constitute the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding at law or in equity.
          (c) No Conflict.
               (i) The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby will not (A) violate or conflict with the Certificate of Incorporation, Bylaws or similar organizational documents of the Company or any DM Entity, (B) assuming satisfaction of the requirements set forth in Section 3.1(c)(ii) below, violate any provision of Applicable Law or violate or conflict with any order, judgment, injunction or decree applicable to the Company or any DM Entity or (C) violate, breach or constitute a default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any DM Entity under, or result in the creation of a Lien pursuant to, any provision of any Assumed Contract or any DM Entity Contract, except in the case of the foregoing clause (C) for any such violation, conflict, default, right or Lien which would not individually or in the aggregate have a Material Adverse Effect.
               (ii) The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby do not require any consent from, filing with or consent or approval of any Governmental Authority or any third party except for (A) any consent or filing that the Buyer is required to obtain or make, (B) any consents or filings that have previously been obtained or made and (C) consents and filings which, if not obtained or made, will not individually or in the aggregate have a Material Adverse Effect.

          (d) Capital Structure of the DM Entities. The capitalization of each DM Entity is set forth on Exhibit D. All issued and outstanding equity interests of each of SK Samoa and Marine Trading have been validly issued and are fully paid and nonassessable. All issued and outstanding equity interests of Galapesca have been properly issued and registered on its book of shares and shareholders. All issued and outstanding equity interests of Panapesca have been validly issued and are fully paid and nonassessable. There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which any of the DM Entities are or may become obligated to issue any shares of capital stock of such DM Entities or any other securities convertible, exchangeable or exercisable for any such shares of capital stock, and no equity securities of any of the DM Entities are reserved for issuance for any purpose.
          (e) DM Entities and Equity Interests. None of the DM Entities has Subsidiaries nor do any of them own, directly or indirectly, any stock of, or any other equity interest in, any other Person.
          (f) Absence of Changes or Events. Since January 27, 2008, the Business has been conducted in the ordinary course and there has not occurred any event or condition which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect. Without limiting the generality of the foregoing since January 27, 2008 except as set forth in Section 3.1(f) of the Company Disclosure Letter in connection with the Business:
               (i) No DM Entity has amended its certificate of incorporation, articles of incorporation or bylaws (or the corresponding documents of any DM Entity formed outside of the United States);
               (ii) No DM Entity has issued any of its capital stock or rights, warrants or options to acquire shares of such capital stock (including any phantom interest) or issued any securities convertible into or exercisable for such shares or convertible into securities in turn so convertible, or granted any options, warrants or rights to acquire any such convertible securities;
               (iii) No DM Entity has paid or declared any dividends or other distributions in respect of its capital stock, or made any payment to redeem, purchase or otherwise acquire, or called for redemption, any of such stock;
               (iv) Neither the Company nor any DM Entity has (A) adopted or amended in any material respect any Benefit Plan, except as may be required by Applicable Law or as may be necessary to maintain such Benefit Plan’s Tax qualified status or (B) increased the compensation or benefits of any of its current or former directors, officers or Business Employees, except in the ordinary course of the Business consistent with past practice, including scheduled annual merit increases in base salary as disclosed on Section 3.1(f) of the Company Disclosure Letter;
               (v) No DM Entity has incurred any indebtedness for borrowed money or issued any debt securities or assumed or guaranteed the obligations of any Person in an amount in excess of $200,000, except for any intercompany loans among the Company and any DM Entity;
               (vi) Neither the Company nor any DM Entity has entered into, materially amended or terminated any contract which is listed on Section 3.1(i) of the Company Disclosure Letter, except in the ordinary course of the Business;
               (vii) Neither the Company nor any DM Entity has sold, leased or licensed any of its material assets used in the Business except in the ordinary course of the Business;

               (viii) There has not been any material change in the accounting methods or accounting practices of the Business or the Company;
               (ix) There has not been any damage to or destruction or loss of any Conveyed Asset with a book value in excess of $200,000, whether or not covered by insurance; and
               (x) There has not been any sale (other than sales of inventory in the ordinary course of the Business), abandonment, lapse or other disposition or encumbrance of any Conveyed Asset or other property primarily related to the Business with a fair market value in excess of $200,000 nor any granting of any Lien in connection with the assets of any DM Entity, except for any granting of a Lien in the ordinary course of business not to exceed $200,000.
          (g) Properties.
               (i) Set forth on Section 3.1(g)(i)(A) of the Company Disclosure Letter is a true and complete list of all real property owned by the Company or any DM Entity which is used in connection with the Business. Set forth on Section 3.1(g)(i)(B) of the Company Disclosure Letter is a true and complete list of only that real property owned by any DM Entity which is used in connection with the Business (such property, the “Transferred Real Property”). Galapesca has good and marketable title in fee simple to each parcel of Transferred Real Property, including the buildings, structures, fixtures and improvement situated thereon, free and clear of all Liens. All buildings, plants, improvements and structures located on the Transferred Real Property have been maintained in working order and serviceable condition.
               (ii) Set forth on Section 3.1(g)(ii)(A) of the Company Disclosure Letter is a true and complete list of all leases of Leased Real Property as of the date hereof used in connection with the Business. Set forth on Section 3.1(g)(ii)(B) of the Company Disclosure Letter is a list of only those leases of Leased Real Property as of the date hereof used in connection with the Business to which (y) the Company is a party and which lease is a Conveyed Asset, or (ii) any DM Entity is a party, (all such leases, the “Transferred Real Property Leases”). Either the Company or one of the DM Entities has good and valid leasehold title to each of the Transferred Real Property Leases. All of the Transferred Real Property Leases are in full force and effect and are valid and binding obligations of either the Company or the applicable DM Entity and (to the extent binding obligations of the other parties thereto) enforceable in accordance with their respective terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Law relating to or affecting the enforcement of creditors’ rights of by general equitable principles. All buildings, plants, improvements and structures owned by the Company or a DM Entity located on the real property which is the subject of the Transferred Real Property Leases have been maintained in working order and serviceable condition.
          (h) Intellectual Property.
               (i) Section 3.1(h) of the Company Disclosure Letter sets forth a complete and correct list of (A) all registered Intellectual Property used in the Business and (B) all material agreements, which are either Assumed Contracts of DM Entity Contracts, under which the Company or a DM Entity licenses Intellectual Property used in the Business. The Conveyed Intellectual Property together with the Intellectual Property licensed to Buyer pursuant to Section 4.3(b) constitute all the Intellectual Property necessary to conduct the Business as currently conducted.

               (ii) With respect to each item of material Intellectual Property that is currently used in the Business: (1) either the Company or a DM Entity owns or has a valid and binding license to use each such item, free and clear of any Liens; (2) there are no claims or demands of any Person pertaining to the aforesaid, no proceedings have been instituted, are pending, or based upon the Knowledge of the Company, are threatened which would challenge either the Company’s rights or the rights of any DM Entity in any material respect thereto; and (3) based on the Knowledge of the Company, the use of such Intellectual Property does not infringe on the rights of others or, to the Knowledge of the Company, is being infringed by others, and none of such Intellectual Property is subject to any outstanding order, decree, judgment, or stipulation. The Business, as currently conducted, does not infringe any third party’s proprietary rights, except as would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, no other Person is using any of the trademarks, trade names or service marks within the Business Territory on or in connection with products of the same general type as the products sold by the Business. The Company and each DM Entity have taken reasonable actions to protect the confidentiality of material trade secrets and material confidential information used in the Business, including not disclosing the same except pursuant to a confidentiality agreement. The Company and each DM Entity have taken reasonable and appropriate actions to ensure that all Intellectual Property developed or created by employees or contractors and used in the Business is owned exclusively by the Company or DM Entity.
          (i) Contracts. Set forth on Section 3.1(i) of the Company Disclosure Letter is a list of each agreement or contract, or any amendment thereto, to which the Company or any DM Entity is a party and which is:
               (i) with respect to the current or former Business Employees or other service providers of the DM Entities, an employment or consulting agreement (excluding any such contracts or arrangements for which the total compensation during each of the last two years was less than $120,000 per Person or contracts which are terminable by the Company or any DM Entity at will, subject to the notice and severance policies of the Company), or any severance or “change of control” agreement, pursuant to which the Company or any DM Entity is currently making cash payments;
               (ii) an employee collective bargaining agreement or other contract with any labor union;
               (iii) a lease or similar agreement under which the Company or any DM Entity is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party at an annual payment in excess of $200,000;
               (iv) an agreement or contract primarily related to the Business that involves the obligation of the Company or any DM Entity to purchase materials, supplies, equipment or services from others for payment of more than $500,000 and which is not terminable by the Company or any DM Entity on less than 90 days’ notice;
               (v) an agreement or contract which deals with the provisions of the Business on a co-packing, contracting or subcontracting basis at an annual payment or receipt of payments in excess of $250,000;
               (vi) an agreement or contract (excluding purchase orders in the ordinary course of the Business) that involves the obligation of the Company or any DM Entity to deliver products or services to third parties for annual payment of more than $250,000 and which is not terminable by the Company or any DM Entity on less than 90 days’ notice;
               (vii) an agreement or contract pursuant to which the Company or any DM Entity has, since January 27, 2008, acquired or agreed to acquire an equity interest in or all or substantially all of the assets or business of any other Person; or any profit-, loss-, cost-, or liability-sharing agreement;
               (viii) an agreement or contract under which the Company or any DM Entity has borrowed any money or issued any note, bond, indenture or other similar evidence of indebtedness or guaranteed indebtedness, liabilities or obligations of others, with respect to the Company, in an amount in excess of $5,000,000, and with respect to any DM Entity, in an amount in excess of $200,000, other than endorsements for the purpose of collection and indebtedness to trade creditors, in each case, in the ordinary course of the Business;
               (ix) a mortgage, pledge, security agreement, deed of trust or other document, in each case granting a Lien (including liens upon properties acquired under conditional sales, capital leases or other title retention or security devices) securing obligations in excess of $200,000;
               (x) an agreement restricting the right of the Company or any DM Entity to compete in any material respect with any other Person;
               (xi) a Dividable Contract;
               (xii) an agreement for the retention through or after the Closing of certain Business Employees (the “Retention Agreements”);
               (xiii) an agreement between the Company or any DM Entity, on the one hand, and the Company or any of its Subsidiaries, on the other hand;
               (xiv) a partnership or joint venture agreement;
               (xv) an agreement where the consequences of a breach or default thereunder, or the termination expiration or cancellation thereof, would be reasonably likely to result in a Material Adverse Effect;
               (xvi) an agreement which grants any third party the exclusive right to purchase any product of the Business which is substantially different than any other product of the Business (except with respect to sales of such products to customers of the Company in the ordinary course of the Business);
               (xvii) an agreement entered into other than in the ordinary course of the Business and consistent with past practice, the termination of which would, or would be reasonably likely to, result in a Material Adverse Effect; and
               (xviii) an agreement granting a third party an option or a right of first refusal or first offer.
Neither the Company nor any DM Entity is (with or without the lapse of time or the giving of notice, or both) in breach or default under any Assumed Contract or DM Entity Contract set forth on Section 3.1(i) of the Company Disclosure Letter and, to the Knowledge of the Company, no other party to any such

Assumed Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for such breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect. All of the Assumed Contracts set forth on Section 3.1(i) of the Company Disclosure Letter are in full force and effect and are valid and binding obligations of either the Company or the applicable DM Entity and (to the extent binding obligations of the other parties thereto) enforceable in accordance with their respective terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Law relating to or affecting the enforcement of creditors’ rights of by general equitable principles.
          (j) Litigation; Decrees. Section 3.1(j) of the Company Disclosure Letter sets forth a list of all lawsuits, claims, proceedings or investigations (each, an “Action”) pending or, to the Knowledge of the Company, threatened against either the Company or any DM Entity, or any of their respective properties, assets or operations which challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or in which the damages claimed against any of them exceed $500,000 or which would have a Material Adverse Effect. There are no judgments, orders and decrees of any court or any governmental or administrative agency against or affecting the Company or any DM Entity or any of their properties, assets or operations that have not been satisfied or resolved that, individually or in the aggregate, would have a Material Adverse Effect. Neither the Company nor any DM Entity is in default under any judgment, order or decree, except for such defaults that would not, individually or in the aggregate, have a Material Adverse Effect.
          (k) Benefit Plans.
               (i) Section 3.1(k) of the Company Disclosure Letter sets forth a list of all of the Company’s or any of its Subsidiaries’ material “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), bonus, incentive, deferred compensation, stock or stock option plans or arrangements, severance, retention, employment, consulting, employee loan, collective bargaining, change-in-control and other employee fringe benefit plans, agreements, policies, programs or arrangements, whether oral or written, under which any current Business Employee has or could have any present or future right to benefits or under which the Company or any of its Subsidiaries has or could have any liability in respect of the Business (whether or not material, the “Company Benefit Plans”) as well as the material foreign non-statutory plans, agreements, policies, programs or arrangements which provide comparable benefits for the current or former employees of each DM Entity under which any such employee has or could have any present or future right to benefits or under which any DM Entity has or could have any liability (whether or not material, each, a “DM Entity Benefit Plan” and collectively with the Company Benefit Plans, the “Benefit Plans”).
               (ii) With respect to each of the Benefit Plans, the Company has made available to the Buyer true and complete copies (or, to the extent no such copy exists, an accurate description) of (A) each current Benefit Plan document, including any amendments, and (B) any summary plan description provided under a Benefit Plan.
               (iii) Each Benefit Plan has been established, maintained, operated and administered in accordance with its terms and any related documents or agreements, Applicable Law and, with respect to the Company Benefit Plans, the applicable provisions of ERISA and the Code, except where any non-compliance would not, individually or in the aggregate, have a Material Adverse Effect.
               (iv) No event has occurred and, to the knowledge of the Company, no condition exists that would subject the Business or the DM Entities either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any Tax, fine, Lien, penalty or other Liability imposed by ERISA or the Code.
               (v) No Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and, except as could not result in liability to Buyer or any DM Entity or a Lien on the Conveyed Assets, neither the Company, its Subsidiaries nor any member of their Controlled Group has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.
               (vi) With respect to any Benefit Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims and (C) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”), the IRS or other governmental agencies are pending, to the Knowledge of the Company, threatened, or in progress (including, any routine requests from the PBGC), except in each case as could not result in liability to Buyer or any DM Entity or a Lien on a Conveyed Assets.
               (vii) No Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (A) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement (other than as set forth on Section 2.4(h) of the Company Disclosure Letter), (B) acceleration of the time of payment or vesting or any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, an increase in the amount payable or result in any material obligation pursuant to, any of the Benefit Plans or (C) payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code, except in each case as could not result in liability to Buyer or any DM Entity.
               (viii) Except as set forth in Section 3.1(k)(viii) of the Company Disclosure Letter, no Benefit Plan is maintained outside the jurisdiction of the United States, or covers any current or former Business Employee residing or working outside the United States (any such Benefit Plan set forth in Section 3.1(k)(viii) of the Company Disclosure Letter, a “Foreign Benefit Plan”). All Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary entity. No liability or obligation of the Company or its Subsidiaries, including, the DM Entities, exists with respect to periods prior to Closing with respect to such Foreign Benefit Plans, except in each case as could not result in liability to Buyer or any DM Entity or a Lien on the Conveyed Assets.
               (ix) The amounts of such (x) vested and accrued or (y) partially accrued but unvested, as applicable, retiree medical and non-qualified pension benefits (SERP), as each is reflected in Section 2.4(h) of the Company Disclosure Letter are true and accurate accruals prepared in accordance with GAAP and fairly represent the actual accruals as reflected in the general ledger and/or other financial and human resources records of the Company which have been maintained in a manner consistent with the Company’s internal controls over financial reporting (except with respect to SERP accruals regarding future increases in compensation).
          (l) Compliance with Applicable Law. Except with respect to Environmental Laws which are addressed solely in Section 3.1(n),

               (i) the Company, each DM Entity, and their respective properties and assets which are used primarily in the Business are in compliance with all Applicable Law, except where noncompliance would not have a Material Adverse Effect; and
               (ii) neither the Company nor any DM Entity has received any written communication, formal or informal, from any Governmental Authority that alleges that either the Company or any DM Entity is in violation of any Applicable Law, the substance of which communication has not been resolved, except for communications regarding violations which, individually or in the aggregate, would not have a Material Adverse Effect; and
               (iii) the Company is in material compliance with the terms and conditions of employment of the Business Employees.
          (m) Licenses; Permits. All governmental licenses, permits or authorizations of the Company and each DM Entity which are individually material to the Business are validly held and have not expired, the Company and/or the DM Entity has complied with all requirements in connection therewith and the same will not be subject to suspension, modification or revocation as a result of the Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except where any such failure to hold or comply with any such licenses, permits or authorizations or any such suspension, modification or revocation, individually or in the aggregate, would not have a Material Adverse Effect. The Company and each DM Entity has all of the governmental licenses, permits or authorizations which are required to carry on the Business as the Business is now conducted, except where the failure to obtain such licenses, permits or authorizations would not have a Material Adverse Effect.
          (n) Environmental Matters. (i) (i) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect:
                    (1) The Company and each DM Entity is, as the Business is currently conducted, in compliance with all, and has not violated any, Environmental Laws or Environmental Permits and neither the Company nor any DM Entity has received any written, or to the Knowledge of the Company, oral notice of noncompliance affecting any of them or any property used primarily in the Business which is pending and/or unresolved;
                    (2) Neither the Company nor any DM Entity has received written, or, to the Knowledge of the Company, oral notice of any citation, summons, order, complaint, penalty, investigation or review by any Governmental Authority or Person in connection with the Business (A) with respect to any alleged violation by the Company or any DM Entity of any Environmental Law, (B) with respect to any alleged failure of the Company or any DM Entity to have any Environmental Permit or (C) with respect to any generation, treatment, storage, recycling, transportation, disposal, Release or threatened Release of, or exposure to, any Hazardous Substance; and to the Knowledge of the Company, there is no basis for any of the above; and
                    (3) Neither the Company nor any DM Entity has treated, stored, arranged for or permitted the disposal of, transported, handled or Released any Hazardous Substance, or owned or operated any property or facility, in each case, in violation of any Environmental Law or in a manner that could reasonably be expected to give rise to Liabilities for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant or related to Environmental Law.

               (ii) The Company and each DM Entity has made available to the Buyer all material environmental audits, site assessments, studies and similar environmental records and reports in its possession, custody or control relating to the operation of the Business.
               (iii) The representations contained in Sections 3.1(c), 3.1(f), 3.1(m) and 3.1(t) and in this Section 3.1(n) shall be the exclusive representations and warranties with respect to environmental matters (including compliance with Environmental Laws, Environmental Permits and Hazardous Substances) and the Buyer specifically acknowledges that the representations and warranties contained elsewhere in this Agreement do not constitute representations or warranties with respect to any Environmental Law, Environmental Permits or Hazardous Substance.
          (o) Employee and Labor Matters. Neither the Company nor any DM Entity is negotiating any collective bargaining agreement or other labor union contract applicable to any Business Employee. No Company Employee or Business Employee is represented by any labor union or covered under any collective bargaining agreement or other labor union contract. There is no labor strike, organized labor dispute, material work stoppage or lockout actually pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, no campaigns are being conducted to solicit cards from any employees of the Company or the DM Entities to authorize representation by any labor organization. The Company is in compliance with all terms of the Conciliation Agreement dated March 16, 2007 regarding the Terminal Island Facility. As of the date hereof, (i) the Company is in material compliance with all Applicable Law relating to employment and employment practices, wages, hours, and terms and conditions of employment, (ii) to the Knowledge of the Company, there are no charges against the Company or any DM Entity pending before the United States Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices and (iii) there is no unfair labor practice charge or complaint against the Company or any DM Entity pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any comparable foreign or state agency, except where any such non-compliance, charge or complaint, individually or in the aggregate, would not have a Material Adverse Effect.
          (p) Title; Adequacy of Assets. The Company (or an Affiliate of the Company) has good and marketable title to (or in the case of leased Conveyed Assets, a valid leasehold interest in) all of its Conveyed Assets and the Shares, in either case free and clear of all Liens except for Permitted Liens. Each tangible Conveyed Asset and the tangible assets and properties of the DM Entities used in the day-to-day operation of the Business, other than those with a book value under $100,000, is in operating condition, suitable for immediate use in the ordinary course of the Business, is free from material defects and conforms in all material respects to Applicable Law. Together with the arrangements provided under the Transaction Documents, the Conveyed Assets constitute all or substantially all of the assets which are necessary for the operation of the Business immediately after Closing, as currently conducted by the Company.
          (q) Suppliers and Customers. Section 3.1(q) of the Company Disclosure Letter sets forth the five largest suppliers and the ten largest customers of the Business (by dollar volume of business with the Business) for the fiscal year ended April 29, 2007. To the Knowledge of the Company, no such customer has cancelled, or otherwise modified in any matter which is materially adverse to the Company or any DM Entity, its business or relationship, or otherwise expressly indicated its intent to cancel or materially reduce its business or otherwise materially change its relationship with the Company or any DM Entity, or has delivered notice to the Company or any DM Entity (either directly or through a broker) of any intent to cancel or materially reduce its business with the Business or otherwise materially change its relationship with the Business. No such supplier has, in writing, cancelled or otherwise modified in any matter which is materially adverse to the Company or any DM Entity, its business or relationship, or otherwise expressly indicated its intent to cancel or materially reduce its business or otherwise materially change its relationship with the Company or any DM Entity, or has delivered written notice to the Company or any DM Entity (either directly or through a broker) of any intent to cancel or materially reduce its business with the Business or otherwise materially change its relationship with the Business.
          (r) DM Entity Taxes. All material Tax Returns (including any consolidated, combined or unitary Returns) required to be filed by or with respect to the Group and each DM Entity have been filed within the time and manner prescribed by Applicable Law, and all such Tax Returns, as they relate to the Business, the Conveyed Assets and the DM Entities, are complete and correct in all material respects. Each DM Entity has, within the time and in the manner prescribed by Applicable Law, paid all Taxes that are due and payable, whether or not shown on such Tax Returns, or, where payment is not yet due, have made adequate provision for all Taxes on the latest balance sheet included in the Financial Statements. There are no deficiencies for any Taxes related to the Business, the Conveyed Assets or the DM Entities that have been asserted in writing or assessed against the Group or any DM Entity which are currently due and remain unpaid but for those Taxes related to the Business, the Conveyed Assets or the DM Entities which are being contested, in good faith, by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP. There are no Liens with respect to Taxes on any of the assets of any of the DM Entities. None of the DM Entities (i) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received on or prior to the Closing Date or (ii) has engaged in any transaction that is a “reportable transaction” under Section 6011 of the Code and the regulations thereunder. None of the DM Entities (A) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than the Group), (B) has any liability for the Taxes of any Person (other than the Group or any of the DM Entities) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise or (C) is a party to, or bound by, or has any obligation under, any tax allocation or sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person. The Group, with respect to the Business and the Conveyed Assets, and the DM Entities have duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under all applicable laws and regulations. Neither Marine Trading nor SK Samoa has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code. Galapesca has not recognized a material amount of Subpart F income as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date. Panapesca has recognized a net $4,353,727 of Subpart F income during the period ended April 27, 2008. For the avoidance of doubt, no Tax or increase in Tax arising as a result of the actions of the DM Entities following the Closing or any actions of any of the Buyer (including the substantial discontinuance of the business of SK Samoa) shall constitute a breach of the representations herein. For purposes of this Agreement, “Tax” or “Taxes” shall mean all United States federal, state, local or foreign taxes, charges, levies or other assessments, including, without limitation, income, corporation, gross receipts, profits, gains, capital stock, capital duty, franchise, payroll, withholding, social security, unemployment, disability, property, wealth, welfare, stamp, excise, occupation, sales, use, value added, escheat, alternative minimum, estimated or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, imposed by the United States, or any State, county, local or foreign government or subdivision or agency thereof, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing. For purposes of this Agreement, “Tax Return” shall mean any report, return, declaration or other information required to be supplied to any taxing authority in connection with Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.
          (s) Company Taxes Related to the Business. The Company has, within the time and manner prescribed by Applicable Law, filed all material Tax Returns, and the Company has, within the time and in the manner prescribed by Applicable Law, paid all Taxes that are due with respect to the periods covered thereby (or such Taxes have been accrued for on the Company’s Financial Statements). There are no Liens with respect to Taxes on the Conveyed Assets other than Permitted Liens. There is no action, suit, proceeding, investigation, audit or claim now pending with respect to any material Tax with respect to the Business. With respect to the Business, the Company has (i) duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under all applicable laws, and (ii) collected all material sales and use taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate taxing authority, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use tax statutes and regulations.
          (t) Financial Information; Liabilities.
               (i) Section 3.1(t) of the Company Disclosure Letter contains the audited combined statement of net assets of the Business and combined statement of net sales, cost of goods sold and direct operating expenses of the Business as of and for the fiscal year ended April 29, 2007 (the “2007 Audited Financial Statements”), and the audited combined statement of net assets of the Business as of January 27, 2008 (the “Statement of Net Assets”), and the audited combined statement of net sales, cost of goods sold and direct operating expenses of the Business for the period ended January 27, 2008 (the “Statement of Net Sales”, and with the Statement of Net Assets and the 2007 Audited Financial Statements, collectively, the “Audited Financial Statements”). The Audited Financial Statements (i) fairly present, in all material respects, the combined net assets to be sold and the related combined net sales, cost of goods sold and direct operating expenses of the Business as of the respective dates thereof and for the period ending thereon in each case in conformity with GAAP and (ii) have been derived from the general ledger and other financial records of Company which have been maintained in a manner consistent with the Company’s internal controls over financial reporting. The financial information reflected in the Audited Financial Statements is included in the Company’s consolidated financial statements for the corresponding period which have been prepared in accordance with GAAP.
               (ii) All liabilities that will be Assumed Liabilities (1) have been stated or adequately reserved against on the Statement of Net Assets or the notes thereto, (2) have been disclosed in the Company Disclosure Letter, (3) have been incurred after January 27, 2008 (A) in the ordinary course of the Business consistent with past practice or (B) at the prior written request or with the prior written consent of the Buyer or its representatives, (4) are Liabilities not required to be disclosed on a balance sheet prepared in accordance with GAAP or in the notes thereto or (5) are Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          (u) Brokers. No broker, investment banker, financial advisor, consultant or other Person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated (the fees and expenses of which shall be paid by the Company), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Company.
          (v) Inventories. The inventories reflected on the Audited Financial Statements and the inventories acquired or manufactured since January 27, 2008 consist of items of a quality and quantity usable and salable in the ordinary course of the Business. The values of obsolete materials and materials of below-standard quality have been written down to realizable market value, or adequate reserves have been provided therefor. The values at which such inventories are carried reflect the lower of cost or market in accordance with GAAP. All products of the Business which were manufactured by or on behalf of the Business prior to the Closing were manufactured in compliance with all applicable product specifications, good manufacturing practices and Applicable Law and consist of items of a quality usable and salable in the ordinary course of the Business at market values not less than the carrying value on the books of the Business. The levels of inventory of the Business are consistent with inventory levels of the Business in the ordinary course.
     3.2. Representations and Warranties of the Buyer. Except as otherwise disclosed to the Company in a letter (the “Buyer Disclosure Letter”) delivered to the Company by the Buyer prior to the execution of this Agreement (with specific reference to representations or warranties of this Section 3.2 to which the information in the Buyer Disclosure Letter relates or otherwise where it is reasonably apparent to which representations and warranties such disclosure is related), the Buyer hereby represents and warrants to the Company that the statements contained in this Section 3.2 are true and correct as of the date hereof.
          (a) Organization; Authority. Each of StarkistCo and Acquisition Sub is a corporation duly organized and validly existing under the laws of the State of Delaware. Each of the Dongwon Entities is a corporation formed under the laws of the Republic of Korea with limited liability. Each of the Dongwon Entities, StarkistCo and Acquisition Sub has all requisite corporate power and corporate authority to enter into the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by each of the Dongwon Entities, StarkistCo and Acquisition Sub to authorize the execution, delivery and performance of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, including any stakeholder approval, have been duly and properly taken. This Agreement has been duly executed and delivered by each of the Dongwon Entities, StarkistCo and Acquisition Sub and constitutes the legal, valid and binding obligation of each of the Dongwon Entities, StarkistCo and Acquisition Sub, enforceable against each of the Dongwon Entities, StarkistCo and Acquisition Sub in accordance with its terms. Each Transaction Document to which each of the Dongwon Entities, Buyer and/or Acquisition Sub is a party, when executed and delivered by each of the Dongwon Entities, StarkistCo and/or the Acquisition Sub, will constitute the legal, valid and binding obligation of each of the Dongwon Entities, StarkistCo and/or the Acquisition Sub, as applicable, enforceable each of the Dongwon Entities, StarkistCo and/or Acquisition Sub, as applicable, in accordance with its terms.
          (b) No Conflict.
               (i) The execution, delivery and performance by each of the Dongwon Entities, StarkistCo and Acquisition Sub of the Transaction Documents to which any is a party and the consummation by each of the Dongwon Entities, StarkistCo and Acquisition Sub of the transactions contemplated hereby and thereby will not (A) violate or conflict with the Certificate of Incorporation, the Bylaws or other similar governing documents of any of the Dongwon Entities, StarkistCo or the Acquisition Sub, (B) assuming satisfaction of the requirements set forth in Section 3.2(b)(ii) below, violate any provision of Applicable Law or violate or conflict with any order, judgment, injunction or decree applicable to any of the Dongwon Entities, StarkistCo or the Acquisition Sub or (C) violate, breach or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of any of the Dongwon Entities, StarkistCo or the Acquisition Sub under, or result in the creation of a Lien or encumbrance on any of the properties or assets of the Dongwon Entities, StarkistCo or the Acquisition Sub pursuant to, any provision of any agreement, contract, note, bond, mortgage, indenture, or lease or other instrument binding upon any of the Dongwon Entities, StarkistCo or the Acquisition Sub or any license, franchise, permit or other similar authorization held by any of the Dongwon Entities, StarkistCo or the Acquisition Sub, except in the case of the foregoing clause (C) for any such violation, conflict, default, right or Lien which would not individually or in the aggregate, have any change, circumstance or effect that does have, or would reasonably be expected to have, a Material Adverse Effect on the business, financial condition or results of operations of any of the Dongwon Entities, StarkistCo and its Subsidiaries (including Acquisition Sub) taken as a whole or have a material adverse effect on the ability of any of the Dongwon Entities, StarkistCo or Acquisition Sub to consummate the transactions contemplated hereby (“Buyer Material Adverse Effect”).
               (ii) The execution, delivery and performance by each of the Dongwon Entities, StarkistCo and/or the Acquisition Sub of the Transaction Documents to which any of them are a party and the consummation by any or all of each of the Dongwon Entities, StarkistCo or the Acquisition Sub of the transactions contemplated hereby and thereby do not require any consent from, filing with or consent or approval of any governmental body, agency or official or any third party except for (A) any consent or filing that the Company is required to obtain or make and (B) consents and filings which, if not obtained or made, will not individually or in the aggregate have a Buyer Material Adverse Effect.
          (c) Sufficient Funds. Buyer and the Acquisition Sub have cash available, existing committed borrowing facilities and existing debt and equity commitments which are sufficient to enable them to consummate the transactions contemplated by the Transaction Documents. Attached to Section 3.2 of the Buyer Disclosure Letter are accurate and complete copies of all such existing committed borrowing facilities and existing debt and equity commitments (collectively, the “Financing Commitments”) evidencing Buyer’s or the Acquisition Sub’s possession of sufficient funds for the consummation of the transactions contemplated by the Transaction Documents to which either is a party. The Financing Commitments are in full force and effect, enforceable in accordance with their terms, duly authorized by the parties thereto and have not been amended, modified or supplemented in any manner. Each of Buyer’s and the Acquisition Sub’s obligations set forth in the Transaction Documents are not contingent or conditioned upon any Person’s ability to obtain or have at Closing sufficient funds necessary for the payment of the entire Aggregate Payment in cash or for Buyer or the Acquisition Sub to perform their respective obligations with respect to the transactions contemplated by the Transaction Documents.
          (d) Investment Intent. The Shares are being acquired by StarkistCo pursuant to this Agreement solely for its own account, for investment only and not with a view to any public distribution thereof.
          (e) Litigation; Decrees. There are no Actions, pending or, to the Knowledge of each of the Buyer or the Acquisition Sub, threatened against any of the Dongwon Entities, StarkistCo or the Acquisition Sub which challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or which would materially adversely affect any of the Dongwon Entities’, StarkistCo’s or the Acquisition Sub’s ability to perform its obligations under the Transaction Documents to which it is a party or to consummate the transactions contemplated hereby or thereby.

          (f) No Prior Activities. Except for obligations incurred in connection with its incorporation or organization and the negotiation and consummation of the Transaction Documents and the transactions contemplated thereby, the Acquisition Sub has neither incurred any Liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.
          (g) Investigation. The Buyer has conducted such investigation of the Business, the Company and each DM Entity as it has deemed sufficient to make an informed decision concerning the transactions contemplated by the Transaction Documents. The Buyer acknowledges that it has (i) had an opportunity to review all materials and information delivered or furnished to it, (ii) had an opportunity to review all of the documents, records, reports and other materials identified in the Company Disclosure Letter, (iii) received access to the properties and assets of the Company (to the extent related to the Business) and each DM Entity and is familiar with the condition thereof and (iv) to its satisfaction, had an opportunity, upon its reasonable request, to interview, question or otherwise solicit relevant and non-privileged information concerning the Business from the management of each of the Business, the Company and each DM Entity. In connection with its investigation of the Company and each DM Entity and all matters relating to the transactions contemplated hereby, the Buyer has solely relied upon the advice and opinions of its own agents, representatives, experts, consultants, employees and officers. ALL WARRANTIES OF HABITABILITY, MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER WARRANTIES ARISING UNDER THE UNIFORM COMMERCIAL CODE, ARE HEREBY WAIVED BY THE BUYER. The Buyer acknowledges that none of the Company or any of its Affiliates, including any DM Entity, have made any representation, warranty or agreement except as expressly set forth in Article III. The Buyer is not relying on any representation, warranty, agreement, statement, document, record, report, material or information made or provided by the Company or any of its Affiliates, representatives or agents except as expressly set forth in this Agreement. The Buyer further acknowledges that (i) no promise or inducement for this Agreement has been made to StarkistCo or Acquisition Sub except as set forth herein, (ii) this Agreement has been executed by the Buyer and Acquisition Sub freely and voluntarily and without reliance upon any statement or representation of the Company, any DM Entity, any of their respective Affiliates or any of their attorneys or agents except as set forth herein, (iii) each of the Buyer and Acquisition Sub has read and fully understands the Transaction Documents and the meaning of their respective provisions, (iv) each of the Buyer and Acquisition Sub is legally able to enter into the Transaction Documents which it has executed or is to execute in connection with the Transactions and to accept full responsibility therefor, and (v) each of the Buyer and Acquisition Sub has consulted with counsel before entering into this Agreement.
          (h) Compliance with Confidentiality Agreement. Neither Buyer nor any of its Affiliates has breached, or otherwise made any disclosure of the Information (as such term is defined in the Confidentiality Agreement) which is not permitted under, any of the terms of the Confidentiality Agreement.
          (i) Brokers. No broker, investment banker, financial advisor, consultant or other Person, other than Credit Suisse Securities (USA) LLC and Korea Investment and Securities Co., Ltd., is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Buyer or the Acquisition Sub.
ARTICLE IV
COVENANTS
     4.1. Covenants of the Company. The Company covenants as follows:

          (a) Access. Prior to the Closing, the Company will, and will cause each DM Entity to, (i) give the Buyer and its authorized representatives, employees, counsel and accountants reasonable access to the officers, management, agents, Business Books and Records, offices and other facilities and properties of the Company (to the extent related to the Business) and each DM Entity during mutually agreeable business hours and (ii) furnish to the Buyer and its authorized representatives such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company (to the extent related to the Business) and each DM Entity which is reasonably requested; provided, however, that any such access shall be granted at reasonable times during normal business hours and in such a manner as not to interfere with the normal business operations of the Company or any DM Entity and such access shall include access to conduct or perform an environmental assessment of any such property, except in no event shall such access include sampling or analysis of soil or groundwater, or any other similarly invasive environmental investigation; provided, further, that the Buyer and its authorized representatives shall not contact or hold discussions with customers, suppliers or non-senior management employees of either the Company or any DM Entity without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, neither the Company nor any DM Entity is under any obligation to disclose to the Buyer any information the disclosure of which is restricted by contract or Applicable Law or which would result in the waiver of any privileges. In addition, neither the Company nor any DM Entity shall be required, prior to the Closing, to disclose, or to cause the disclosure of, to the Buyer or its Affiliates (or provide access to any offices, properties of the Company or any of its Affiliates or the Business Books and Records that could result in the disclosure to such Person or other of), any confidential information relating to trade secrets, proprietary know-how and processes; patent, trademark, tradename, service mark or copyright applications or product development; or pricing and marketing plans, nor shall the Company be required to permit or cause others to permit the Buyer or its Affiliates to have access to, or to copy or remove from the offices or properties of the Company and or its Affiliates, any documents, drawings or other materials that might reveal such information; provided, that the Company will, and will cause each DM Entity to, provide Buyer with a list of any filings required by any Governmental Authority or administrative agency falling due within 90 days after the date hereof that are required to maintain the validity and enforceability of such patent, trademark, tradename, service mark or copyright.
          (b) Ordinary Conduct.
               (i) From and after the date hereof and prior to the Closing or earlier termination of this Agreement, unless the Buyer shall otherwise consent or agree in writing and except as contemplated by this Agreement or as disclosed on Section 4.1(b) of the Company Disclosure Letter, the Company (as it solely relates to the Business) will not, and will cause each DM Entity not to, take any action listed in Section 3.1(f).
               (ii) Without limiting the generality of the foregoing, the Company shall use commercially reasonable best efforts to (A) preserve the Business, to continue to operate the Business in the ordinary course, consistent with past practice, including keeping available the services of its officers, employees and agents and maintaining and preserving its relations and goodwill with its primary suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it; (B) preserve and maintain the material Intellectual Property in a manner consistent with past practice; (C) preserve and maintain the Conveyed Assets and notify the Buyer of any material loss, damage or destruction thereof; and (D) confer with the Buyer prior to implementation of material operations decisions or the modification of any union relationship or contract directly related to the Business (other than with respect to operations at the Terminal Island Facility); provided, however, that the Company, after such consultation, may make and implement such decisions and modify such relationships in its sole discretion.

               (iii) The Company shall not, without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed, (A) enter into any compromise or settlement of any material litigation or investigation by any Governmental Authority relating to the Conveyed Assets, the Business or the Assumed Liabilities; (B) amend, modify, extend, renew or terminate any leases relating to the Leased Real Property, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any Owned Real Property; or (C) make changes to agreements with managers (director level or above) whose work primarily relates to the Business.
          (c) Non-Competition.
               (i) The Company shall not, and shall cause its Subsidiaries not to, for a period of five years following the Closing Date, establish or acquire any new businesses within the Business Territory that involve the manufacture, distribution or sale of products of the Business as of the Closing Date, nor directly or indirectly invest, manage, operate, or provide consulting, manufacturing or co-packing services to any person engaged or, to the Knowledge of the Company, planning to become engaged in the Business (the “Competitive Activities”).
               (ii) Notwithstanding paragraph (i) of this Section 4.1(c), the Company and each of its Subsidiaries shall be permitted to (A) continue to conduct their current businesses and extensions thereof (other than the Business); (B) acquire and own interests of any Person engaged in Competitive Activities, so long as such interests do not represent five percent or more of such Person’s voting securities; (C) acquire, own and operate, or otherwise invest in, a Person that competes with the Business (so long as the portion of the revenue of such Person derived solely from Competitive Activities does not account for more than five percent (5%) of the consolidated revenue of the Company during its most recently completed fiscal year); (D) be acquired by one or more entities that own(s) a business that competes with the Business; or (E) manufacture, market, sell and distribute any or all of the following products: (1) frozen food products for which the predominant ingredient (as contemplated by 21 CFR 101.4(a) or one or more successor regulations of the U.S. Food and Drug Administration) is not a seafood product but otherwise includes seafood, (2) broth products that include seafood and (3) any seafood product not intended for human consumption.
               (iii) If the final judgment of a court of competent jurisdiction declares that any term of this Section 4.1(c) or Section 4.1(d) is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term of provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid or enforceable and that comes close to expressing the intention of the invalid or unenforceable term or provision, and that this Section 4.1(c) or Section 4.1(d) shall be enforceable as so modified after the expiration of the time within which such judgment may be appealed. The parties hereto agree that this Section 4.1(c)(iii) is reasonable and necessary to protect and preserve the Buyer’s legitimate business interests and the value of the Business and to prevent any unfair advantage conferred on the Company.
          (d) Non-Solicitation. The Company shall not, and shall cause its Subsidiaries not to (x) for a period of three (3) years following the Closing Date for employees who are, immediately prior to the Closing, at the director level or above or (y) for a period of two (2) years following the Closing Date for all other employees, seek to employ any salaried Continuing Employee who accepts Buyer’s offer of employment or otherwise remains an employee of a DM Entity following the Closing for so long as such individual is employed by the Buyer or any Affiliate of Buyer; provided, however, that the Company and its Subsidiaries shall not be prohibited from soliciting or employing any such individual who contacts the Company or any Subsidiary in response to any general solicitation or advertising not specifically directed at any such individual or group of individuals.

          (e) Share Transfer Documents. Subject to the terms and conditions of this Agreement, in full satisfaction of the covenant set forth in Section 2.1(a), at the time of the Closing, the Company and Andina, as applicable, shall deliver to the Buyer or its Affiliates the following documents, in forms reasonably satisfactory to each of the parties hereto (the “Share Transfer Documents”):
               (i) A transfer agreement for all of the issued and outstanding equity of Panapesca that has been duly notarized and a Spanish language translation thereof that has been locally notarized, which transfer agreement is in a form ready to be apostilled and subsequently registered in the Panamanian Public Registry.
               (ii) Executed stock powers purporting to transfer all of the issued and outstanding equity interests of each of Galapesca and Marine Trading to the Buyer.
          (f) Fictitious Name Transfer Documents. Subject to the terms and conditions of this Agreement, at the time of the Closing, the Company shall deliver executed copies of all documents which are required to be filed with any Governmental Authority in order to transfer the Company’s right, title and interest in and to the fictitious name “Starkist Seafood Company” to the Buyer in forms reasonably satisfactory to each of the parties hereto (the “Fictitious Name Transfer Documents”).
          (g) Termination of Employees.
               (i) Immediately prior to the Closing, the Company shall terminate its employment of each individual identified on Section 4.2(c) of the Company Disclosure Letter (the “Company Employees”); provided, that each such individual is actively employed at such time and provided, further, if any such individual is, at such time absent from work due to sick leave, short or long term disability or due to authorized leave of absence or military service (any such Company Employee, an “Inactive Company Employee”), such termination shall be effective as of the date such employee is able to commence active employment with the Buyer or an Affiliate (such date, the “Commencement Date”). Notwithstanding anything herein to the contrary, with respect to any Inactive Company Employee who is not actively at work on the Closing Date, from and after the Closing Date, the Company shall continue to provide such Inactive Company Employee with disability coverage under the applicable Benefit Plans to the extent consistent with the terms of the applicable Benefit Plans; provided, that if any such Inactive Company Employee returns to active work at the conclusion of such leave (and it being understood that the Buyer and its Affiliates shall offer employment to each such Inactive Company Employee who becomes ready, willing and able to return to active work within 12 months after the Closing Date or as otherwise required by Applicable Law), such Inactive Company Employee shall become a “Continuing Employee” for purposes hereunder as of the Commencement Date.
               (ii) Except as otherwise required by Applicable Law or provided in the Operating Services Agreement, as of the Closing Date or the Commencement Date, as applicable, (A) each Continuing Employee shall cease to accrue further benefits under the Benefit Plans (other than the DM Entity Benefit Plans) and (B) to the extent not already provided under the terms of the applicable Benefit Plan or other applicable agreement, the Company shall cause each Continuing Employee to be fully vested in his or her accrued benefit under any Benefit Plan intended to be qualified under Section 401(a) of the Code and the Del Monte Foods AIP Deferred Compensation Plan, to the extent applicable. As soon as practicable after the Closing Date, the Company shall amend the applicable Benefit Plans to reflect the provisions of this Section 4.1(g)(ii), to the extent necessary.

               (iii) Except as otherwise specifically provided herein, with respect to each Continuing Employee (including any beneficiary or dependent thereof, but excluding individuals who are employed by any DM Entity), the Company shall assume or retain, as applicable, (A) all liabilities and any obligation arising under any group life, accident, medical, dental, vision or disability plan or any other welfare benefit plan or benefit (whether or not insured) to the extent that such liability or obligations relates to claims incurred (whether or not reported) on or prior to the Closing Date or the Commencement Date, as applicable, and (B) all liabilities and any obligations arising under any workers’ compensation arrangement to the extent such liability or obligation relates to events occurring (whether or not reported) during the period on or prior to the Closing Date or the Commencement Date, as applicable, including, without limitation, liability for any retroactive workers’ compensation premiums attributable to such period. For purposes of this Section 4.1(g)(iii), a claim shall be deemed to be incurred when (x) with respect to medical, dental or vision benefits, the medical, dental or vision services giving rise to such claim are performed and (y) with respect to life, accident, workers compensation benefit or disability benefits, when the event giving rise to such claim occurs.
               (iv) The Company shall pay to the Continuing Employees as soon as administratively feasible following the Closing Date a pro-rated portion of the bonus amounts otherwise payable to the Continuing Employees under the cash performance incentive plans and related administrative guidelines and procedures of the Company and its Affiliates, determined in accordance with the terms of the applicable plans, guidelines or procedures, based upon performance and the percentage of the applicable fiscal year that shall have elapsed through the Closing Date. Without limiting the provisions of Section 4.2(c)(i), Buyer shall not assume any obligation in respect of such plans, guidelines and procedures.
          (h) Liens and Encumbrances. Prior to the Closing, the Company shall obtain releases of all Liens (other than Permitted Liens) of any Person on or with respect to the Conveyed Assets or the Shares.
          (i) Exclusivity. The Company shall not (i) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition of any substantial portion of the assets of the Business, or (ii) participate in any discussion or negotiations regarding, furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company will notify Buyer as soon as practicable if any Person makes any written proposal, offer or inquiry with respect to any of the foregoing after the date hereof.
          (j) Excluded Liabilities. From and after the Closing, the Company shall indemnify and hold harmless the Buyer and its Affiliates from and against any and all Liabilities arising from the Company’s and its Affiliates’ failure to fully or timely (subject to good faith disputes) pay, satisfy or perform the Excluded Liabilities.
          (k) Damaged Equipment, etc.. In the event that any of the equipment, fixtures, facilities or other similar assets of the Business which constitute Conveyed Assets is damaged, broken, lost, malfunctioning or inoperable from and after the date hereof through to the Closing, the Company hereby acknowledges and agrees that it shall, at its own cost and expense, repair or replace such equipment, fixtures, facilities or other similar assets as soon as reasonably practicable.
          (l) Transition Assistance. The Company acknowledges the Buyer’s desire and intent to better understand, and to closely observe and monitor, how the Company has operated and continues to operate the Business on a day to day basis both at the headquarters level and on the field. In order to assist the Buyer in effectuating a smooth transition from and after the Closing, the Company hereby agrees, from and after the date hereof, to provide representatives of the Buyer (up to six (6) individuals in the aggregate) with adequate office space (including, for the avoidance of doubt, appropriate furnishings), appropriate administrative support and other assistance reasonably requested by such representatives in each of the Company’s office location in San Francisco, California and Pittsburgh, Pennsylvania. Such representatives shall be permitted to collaborate with the Company, including by participation in meetings, attendance on conference calls and observance of business processes, to the extent related to the Business. In no event shall the rights granted in this Section 4.1(l) permit the Buyer or any of their representatives to: (i) have access to any confidential or privileged information or any discussion thereof (except pursuant to Section 4.1(a)), (ii) consent to the Company’s operation of the Business (except pursuant to Section 4.1(b)), or (iii) interfere with the Company’s conduct of the Business (except pursuant to Section 4.1(b)).
     4.2. Covenants of the Buyer. The Buyer covenants and agrees as follows:
          (a) Confidentiality. The terms of the letter agreement dated January 23, 2008 (the “Confidentiality Agreement”) between the Buyer and the Company are incorporated into this Agreement by reference and shall continue in full force and effect; (provided, however, from and after the Closing, the confidentiality obligations under the Confidentiality Agreement shall terminate; provided, further, that the Buyer’s confidentiality obligations shall terminate only in respect of that portion of the Information (as defined in the Confidentiality Agreement) exclusively related to the Business that is the subject of the transactions contemplated by this Agreement).
          (b) Post-Closing Information. After the Closing, the Buyer shall make available and shall cause the DM Entities and Acquisition Sub to make available to the Company and its accountants, agents and representatives, any and all books, records (including the Business Books and Records), contracts and other information of the DM Entities, Acquisition Sub, the Conveyed Assets, the Assumed Liabilities and the Business existing on the Closing Date (whether in the possession of the Buyer or an Affiliate of the Buyer) and requested by the Company in connection with any purposes contemplated by the Transaction Documents. The Buyer shall hold all of the books and records (including the Business Books and Records) of the DM Entities, Acquisition Sub and the Business (as applicable) existing on the Closing Date and not destroy or dispose of such books and records for a period of seven years from the Closing Date or such longer time as may be required by Applicable Law, and thereafter, if it desires to destroy or dispose of such books and records, will offer first in writing at least 60 days prior to such destruction or disposition to surrender them to the Company.
          (c) Hiring of Employees; Continuation of Employee Benefit Programs; Service Credit.
               (i) The Buyer shall offer employment to each Company Employee and each Inactive Company Employee, effective as of the Closing or the Commencement Date, as applicable, providing base salary (or wages) that is no less favorable than the base salary (or wages) provided to such Company Employees and all Inactive Company Employees immediately prior to the Closing and employee benefit plans, programs and arrangements (excluding qualified and non-qualified defined benefit pension plan benefits, post-retirement welfare benefits and equity-based compensation) that are comparable in the aggregate to the employee benefits plans, programs and arrangements (excluding qualified and non-qualified defined benefit pension plan benefits, post-retirement welfare benefits and equity-based compensation) provided generally to such Company Employees and all Inactive Company Employees immediately prior to the Closing. Neither Buyer nor any of its Affiliates shall be obligated, however, to continue to employ any Continuing Employee for any specific period of time following the Closing or Commencement Date, as applicable, subject to Applicable Law. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, the Buyer or any Affiliate to continue any specific employee benefit plans. For a period of two (2) years after the Closing Date, the Buyer shall, or shall cause the DM Entities and Acquisition Sub to, provide the Continuing Employees with employee benefit plans, programs and arrangements, including each health, welfare and retirement plan, program and arrangement, but excluding (except to the extent expressly provided herein) qualified and non-qualified defined benefit pension plan benefits, post-retirement welfare benefits and equity-based compensation, which are comparable in the aggregate to the applicable Benefit Plans excluding qualified and non-qualified defined benefit pension plan benefits, post-retirement welfare benefits and equity-based compensation provided generally to such Continuing Employees immediately prior to the Closing. For purposes of determining the eligibility and vesting of Continuing Employees under any employee benefit program, plan or arrangement maintained by the Buyer, a DM Entity or Acquisition Sub after the Closing or the Commencement Date, as applicable, for which a Continuing Employee is otherwise eligible (including vacation and disability days), and solely for purposes of benefit accrual under any vacation plan or policy, each Continuing Employee shall be given full credit under such employee benefit program, plan or arrangement for such Continuing Employee’s period of service with the Company and its predecessors (including the H.J. Heinz Company, SKF Foods Inc. and their respective current and prior Affiliates) prior to the Closing or the Commencement Date, as applicable, to the extent credited under the Benefit Plans; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof. Following Closing or the Commencement Date, as applicable, Continuing Employees shall be given full credit for deductibles, co-payment or out-of-pocket limits satisfied under existing Benefit Plans toward any deductibles, co-payment or out-of-pocket limits for the same plan year in which such Continuing Employee first becomes covered by a employee benefit program, plan or arrangement maintained by the Buyer, a DM Entity or Acquisition Sub after the Closing or the Commencement Date, as applicable, which provides similar benefits as the applicable Benefit Plan to the extent credited under the Benefit Plans. The Buyer shall cause to be waived any waiting periods, evidence of insurability requirements or pre-existing condition limitations for any Continuing Employee covered under a Benefit Plan immediately prior to the Closing or the Commencement Date, as applicable, to the extent waived under the Benefit Plans. Notwithstanding the generality of the preceding, the Buyer’s health and welfare plans shall include for the 2008 calendar year both a flexible spending account component and a dependent care spending account component and the Buyer shall assume all Liabilities associated with such accounts with respect to those Continuing Employees who participated in such accounts under the Del Monte Corporation Health Care Spending Account Plan and the Del Monte Corporation Dependent Care Spending Account Plan and, as soon as practicable following the Closing Date, the Company shall transfer to the Buyer the aggregate account balances for all such Continuing Employees that may be held by the Company with respect to such accounts for the period prior to the Closing.
               (ii) Notwithstanding the foregoing, the Buyer shall provide those Continuing Employees set forth on Section 2.4(h) of the Company Disclosure Letter service credit for (x) vested and accrued or (y) partially accrued but unvested, as applicable, retiree medical and non-qualified pension benefits (SERP), in each case, on and after the Closing and as each is reflected in Section 2.4(h) of the Company Disclosure Schedules shall be reflected as part of the negative adjustment to the Aggregate Payment to be borne by the Company under the Closing Working Capital.
               (iii) The provisions of this Section 4.2(c) are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of the Business or any DM Entity), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided in this Section 4.2(c) under or by reason of any provision of this Agreement.

          (d) Use of Certain Names. Within six (6) months after the Closing, the Buyer shall and shall cause the DM Entities and Acquisition Sub and their respective Affiliates to revise product literature and labeling (including stickering), change packaging and stationery, and otherwise discontinue use of the name “Del Monte” and variations thereof (each, a “Name” and collectively, the “Names”). In no event shall the Buyer use any Name after the Closing in any manner or for any purpose different from the use of such Name by the Company and the DM Entities during the 60-day period preceding the Closing. With respect to product inventory manufactured by the Company and the DM Entities prior to the Closing, the Buyer, the DM Entities and their respective Affiliates may continue to sell such inventory, notwithstanding that it bears the Names, for a reasonable time after the Closing (not to exceed 12 months).
          (e) Disclosure of Impress Agreement. Each of the Buyer and its Affiliates shall not make any public disclosure of the Impress Agreement or any portion or summary thereof, or amendment thereto, at any time prior to or after the Closing; provided, however, to the extent that the Buyer or any Affiliate of the Buyer is required by Applicable Law to publicly disclose the Impress Agreement or any portion or summary thereof, or amendment thereto, prior to any such disclosure, the Buyer and its Affiliates shall use all commercially reasonable best efforts to seek confidential treatment to the fullest extent permitted by Applicable Law with respect to those portions of the Impress Agreement or any amendment thereto, for which Del Monte Foods Company is currently seeking, or has sought and obtained, confidential treatment from the U.S. Securities and Exchange Commission.
          (f) Assumed Liabilities. From and after the Closing, the Buyer shall (i) cause the DM Entities and Acquisition Sub to satisfy when due and discharge their respective Liabilities arising from any failure fully or timely (subject to good faith disputes) to pay, satisfy or perform the Assumed Liabilities and (ii) indemnify and hold harmless the Company and its Affiliates from and against any and all Liabilities arising from the Buyer’s and its Affiliates failure fully or timely to pay, satisfy or perform the Assumed Liabilities.
          (g) Environmental Investigations and Future Land Use.
               (i) The Buyer agrees that it will not conduct any surficial or subsurface investigation of the Business’s facilities in American Samoa at any time after the Closing Date, unless: (A) Buyer is required to do so by any Applicable Law, any Environmental Laws or any Governmental Authority or (B) Buyer reasonably believes that such actions will likely reduce the overall extent of any of the Company Retained Environmental Liabilities (subject to the Company’s consent, which shall not be unreasonably withheld, conditioned or delayed) (“Post-Closing Environmental Investigation”). Further, the Buyer shall not solicit or otherwise encourage any Governmental Authority to require any environmental response or remedial activity, unless the Buyer reasonably believes that such actions will likely reduce the overall extent of any Company Retained Environmental Liabilities (subject to the Company’s consent, which shall not be unreasonably withheld, conditioned or delayed). In the event any Post-Closing Environmental Investigation is required, Buyer shall take commercially reasonable steps to limit the scope of such Post-Closing Environmental Investigation to permit the existing or similar use of such facility; provided that such limitation is consistent with all Applicable Law, Environmental Laws and Governmental Authority requirements.
               (ii) The Buyer agrees that it will not conduct any voluntary movement of soil, including but not limited to excavation and grading, or any work that alters the footprint of any current structure at the Business’s facilities in American Samoa without first conducting a surficial or subsurface investigation consistent with the limitations set forth in (i) above unless: (A) Buyer is required to do so by any Applicable Law, any Environmental Laws or any Governmental Authority or

(B) reasonably necessary in connection with the operation or maintenance of the facilities for current purposes.
               (iii) The Buyer agrees that if it materially changes the Business’s use of the Business’s facilities in American Samoa or of the Business’s location at KM 12-1/2 via a Duole, Guayaquil, Ecuador (and the cold storage facility located at Kilometer 4.5 Via Manta-Montecristi, Manta, Ecuador) after the Closing Date from the Business’s current use of such locations and such material change in use results in the discovery of a Company Retained Environmental Liability at such locations, any claim arising from such discovery that Buyer may have against the Company under Section 7.5(b)(iii) for such Company Retained Environmental Liability shall be void. For purposes of this clause (iii), the actions set forth in clauses (i) and (ii) above are deemed not to be a material change in use if the Business’s use of the relevant locations remains reasonably consistent with such use currently.
     4.3. Mutual Covenants. Each of the parties hereto covenants and agrees as follows:
          (a) Regulatory and Other Authorizations.
               (i) The Buyer and the Company each shall use commercially reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all federal, state, local and non-U.S. governmental and regulatory bodies and officials that may be or become necessary for its execution and delivery of, the performance of its obligations pursuant to, and the consummation of the transactions contemplated in the Transaction Documents, and shall take all such actions as may be requested by any such regulatory body or official to obtain such authorizations, consents, orders and approvals. Neither the Company nor the Buyer shall take any action that it should be reasonably aware would have the effect of delaying, impairing or impeding the receipt of any required approvals.
               (ii) The Company and the Buyer each agree to make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly after the date of this Agreement, and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each party agrees to make promptly any filing that may be required under any other antitrust or competition law or by any other antitrust or competition authority.
               (iii) Each of the Company and the Buyer shall use its commercially reasonable best efforts to cooperate to obtain any clearance required under the HSR Act to consummate the transactions contemplated by this Agreement. Each party to this Agreement shall promptly notify the other party of any communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, shall permit the other parties to review in advance any proposed communication by such party to any Governmental Authority, and shall provide each other with copies of all correspondence, filings or communications between them or any of their Affiliates, on the one hand, and any Governmental Authority or members of its staff, on the other hand, subject to this Section 4.3(a)(iii). No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and to this Section 4.3(a)(iii), the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act.

               (iv) The Buyer agrees to promptly notify the Company in writing (such notification, an “Antitrust Notification”) if at any time the Buyer determines in its sole reasonable judgment (after consultation with Buyer’s antitrust counsel) that there is no reasonable likelihood that Buyer will, by the Outside Date, agree to or satisfy conditions or requirements of the United States Federal Trade Commission and/or Antitrust Division of the United States Department of Justice or of any court to the receipt of any clearance required under the HSR Act or other Applicable Law for the consummation of the transactions contemplated by the terms of this Agreement; provided, however, that the foregoing shall in no way diminish or modify the Buyer’s obligations pursuant to the other portions of this Section 4.3(a). The Buyer and the Company agree, within 15 days after the Company’s receipt of an Antitrust Notification, to engage in discussions regarding the reasons for such Antitrust Notification and any appropriate course of action in light thereof. In the event the Buyer and the Company are unable to agree upon a mutually-acceptable course of action in such 15-day period, the Company may terminate this Agreement pursuant to Section 7.3(e) by notifying the Buyer in writing of such termination within seven days following the expiration of such 15-day period.
               (v) Each party to this Agreement agrees to cooperate in obtaining any other consents and approvals that may be required in connection with the transactions contemplated by this Agreement; provided, however, that neither the Company nor the Buyer shall be required to compensate any third party, commence or participate in litigation, or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval except as otherwise contemplated pursuant to Section 2.6 and Section 2.7.
          (b) Intellectual Property Agreements. At the Closing, each of the Buyer and the Company shall execute and deliver (i) the Trademark Assignment Agreement in the form attached hereto as Exhibit E (the “Trademark Assignment Agreement”); (ii) the Shared IP Agreements in the forms attached hereto as Exhibit F wherein (A) one Shared IP Agreement will provide that the Buyer, as licensor, will license certain specified intellectual property to the Company, as licensee (“Shared Buyer IP Agreement”) and (B) another Shared IP Agreement will provide that the Company, as licensor, will license certain specified intellectual property to the Buyer, as licensee (“Shared Company IP Agreement”, and together with the Shared Buyer IP Agreement, the “Shared IP Agreements”); (iii) the Intellectual Property Assignment in the form attached hereto as Exhibit G (the “Intellectual Property Assignment”); and (iv) the Domain Name Transfer Agreement in the form attached hereto as Exhibit H (the “Domain Name Transfer Agreement”, and with the Trademark Assignment Agreement, the Shared IP Agreements and the Intellectual Property Assignment, collectively, the “Intellectual Property Agreements”).
          (c) Operating Services Agreement. At the Closing, each of the Buyer and the Company shall execute the Operating Services Agreement in the form attached hereto as Exhibit I (the “Operating Services Agreement”).
          (d) Co-Pack Agreements. At the Closing, each of the Buyer and the Company shall execute (i) the Contract Manufacturing Agreement in the form attached hereto as Exhibit J (the “Contract Manufacturing Agreement”), and (ii) the Labeling and Packaging Agreement in the form attached hereto as Exhibit K (the “Labeling and Packaging Agreement”).
          (e) Recalls. In the event and to the extent that (i) any Governmental Authority or a court of competent jurisdiction issues a request, directive or order that any product of the Business manufactured prior to the Closing (whether or not sold prior to or after the Closing) be subject to Recall, (ii) after the Closing, the Buyer reasonably determines that any product of the Business manufactured prior to the Closing (whether or not sold prior to or after the Closing) should be subject to Recall because such product failed to satisfy materially the Company’s specifications for such product as of the time of manufacture of such product, then the Company shall be responsible for the reasonable out-of-pocket transport costs, the out-of-pocket costs incurred to remove and destroy such Recalled products and all refund and customer deductions with respect to those products so destroyed (if sold after the Closing). In all other events, the Buyer shall be solely responsible for all of the costs incurred in connection with such Recall.
          (f) Returns. The Company shall reimburse the Buyer in accordance with Section 4.3(h) for those costs contemplated in Section 2.5(f). Except as set forth in the immediately preceding sentence, the Company shall not be responsible for returns of products sold by the Business. The Buyer shall deliver to the Company an invoice for amounts due under this Section 4.3(f) within 90 days after such 60 day period after Closing, along with the documentation required to verify the same.
          (g) Rebates under Supply Agreements. In the event any dollar volume-based rebates are paid to the Buyer pursuant to any of the Assumed Contracts listed on Section 4.3(g) of the Company Disclosure Letter or any Dividable Contract or any portion thereof, the Buyer shall reimburse (in accordance with Section 4.3(h)) the Company that portion of any such rebates related to purchases made (i) prior to Closing under such Assumed Contracts or (ii) at any time under any Dividable Contract, or any portion thereof, which is retained by the Company after the Closing. The Company shall reimburse the Buyer for rebates relating to post-Closing purchases under any Assumed Contract listed on Section 4.3(g) of the Company Disclosure Letter or any Dividable Contract or any portion thereof. As soon as practicable, but in no event later than 15 days after the Buyer receives a rebate under any Assumed Contract listed on Section 4.3(g) of the Company Disclosure Letter, the Buyer or the Company, as applicable, shall deliver to the Company or the Buyer, as applicable, a statement setting forth in reasonable detail the basis (including calculations and supporting documentation) for the total amount of the rebate received by the Buyer from the supplier under such Assumed Contract and indicating the portion of such rebate the Buyer proposes to deliver to the Company or vice versa, as applicable (the “Rebate Statement”). Delivery by the Company to the Buyer or vice versa, as applicable, of written confirmation of the amounts set forth in the Rebate Statement shall be deemed the delivery by the Company or the Buyer, as applicable, of an invoice for amounts due the Company pursuant to this Section 4.3(g) under the applicable Assumed Contract.
          (h) Reimbursement. The Company and the Buyer agree to reimburse each other in accordance with Section 4.3(f) and Section 4.3(g) within 30 days after the receipt of the invoice, if applicable, and all required documentation. In the event of a dispute over any amounts owed which cannot be resolved between the parties, the parties agree to use the Settlement Accountants to determine the actual amounts owed. Such amounts owed shall be no greater than the higher amount nor lower than the lower amount asserted by the parties. The cost of the Settlement Accountants shall be paid by the party asserting the amount farthest from the actual amount to be paid as determined by the Settlement Accountants; provided, that if there is not at least a ten percent differential (in either direction) between the amount asserted by the party farthest from such actual amount on the one hand, and such actual amount, on the other hand, the cost of such Settlement Accountants shall be borne equally by the parties. The Settlement Accountants’ determination shall be final and binding upon the parties.
          (i) Further Assurances; Covenant to Satisfy Conditions. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to (i) ensure the conditions set forth in Article V are satisfied, insofar as such matters are within the reasonable control of such party, (ii) defend any Actions, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder or thereunder, (iii) execute and deliver such instruments and take such actions as the other parties hereto may reasonably require in order to carry out the intent of this Agreement, (iv) prepare and make or cause to be made any required filings, submissions and notifications under Applicable Law to the extent that such filings are necessary to consummate the transactions contemplated hereby in a manner consistent with Applicable Law, (v) bifurcate any dividable contracts after the Closing pursuant to the terms of Section 2.7(c) and (vi) subject to Section 2.4(b), at the Closing and from time to time thereafter, each party shall at the request of the other party execute such additional instruments and take such other actions as any party hereto may reasonably request in order more effectively to sell, transfer, assign and deliver the Conveyed Assets and the Shares and to confirm the Buyer’s title thereto and to otherwise fulfill the transactions contemplated herein; provided, however, that the Company shall not be required to spend any material sum of money.
          (j) Forwarding of Collected Payments. From and after the Closing, the Company will promptly forward to the Buyer any payments that the Company receives that are the property of the Buyer as well as all material supporting documents including copies of checks documenting such payments and any documentation provided by customers for payment deductions taken by customers. From and after the Closing, the Buyer will promptly forward to the Company any payments that the Buyer receives which are the property of the Company. For the avoidance of doubt, payments received by the Buyer for products of the Business sold prior to or as of 12:01 a.m. New York, New York local time on the Closing Date shall be deemed property of the Company. Payments received by the Company for products of the Business sold after 12:01 a.m. New York, New York local time on the Closing Date shall be deemed property of the Buyer.
          (k) WARN. From and after the date hereof and prior to the Closing or earlier termination of this Agreement, and unless Buyer shall otherwise consent or agree in writing, the Company (as it solely relates to the Business) will not, and will cause each DM Entity not to, effect or permit a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (together with any similar state or local statute, rule or regulation, “WARN”), affecting in whole or in part any site of employment, facility, operating unit or employee of the Business, without complying with the notice requirements and all other provisions of WARN. The Buyer agrees (as it solely relates to the Business) that it will not, and will cause the DM Entities and Acquisition Sub not to, at any time prior to 90 days after the Closing, effect or permit a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or Continuing Employee, without complying with the notice requirements and all other provisions of WARN. Buyer is solely responsible for complying with obligations arising under WARN on and after Closing.
     4.4. Tax Matters.
          (a) Pre-Closing Taxes.
               (i) The DM Entities shall continue to be included for all taxable periods ending on or before the Closing Date in any consolidated federal income Tax Return for the affiliated group of which Del Monte Foods Company or the Company is the common parent and in which the DM Entities are includible (the “Group”) and any required state or local consolidated, combined or unitary income or franchise returns that include the DM Entities (all such returns including taxable periods of such Persons ending on or before the Closing Date are hereinafter referred to as “Pre-Closing Consolidated Returns”). Del Monte Foods Company or the Company, as applicable, shall timely prepare and file (or cause to be prepared and filed) all Pre-Closing Consolidated Returns and all other Tax Returns of the DM Entities required to be filed on or before the Closing Date or that relate to taxable periods ending on or before the Closing Date (the “Pre-Closing Returns”). All Pre-Closing Returns shall be prepared in a manner consistent with prior practice, except as otherwise required by Applicable Law. The Company shall timely pay (or cause to be paid) all Taxes shown as due and payable on the Pre-Closing Returns (for the avoidance of doubt, except for any liability for Taxes in American Samoa arising out of Buyer’s substantial discontinuance of the business of SK Samoa from and after the Closing Date). The Buyer shall cause all other Tax Returns of the DM Entities to be prepared and filed. The Buyer shall not file any amended return with respect to any Pre-Closing Return without the prior written consent of the Company; provided, however, the Buyer shall be entitled to amend any Pre-Closing Return without the prior written consent of the Company in order to claim any refund, credit or offset of Taxes attributable to the carryback of Tax attributes from a taxable period beginning after the Closing Date. With respect to any such Tax Return, if any, that includes a period on or prior to the Closing Date (the “Straddle Period Returns”), the Buyer shall deliver such return (and a calculation of the portion of the Taxes shown on such return that are apportioned, as determined below, to the portion of the Tax period ending on the Closing Date) to the Company, for review and comment, at least 60 days prior to the applicable filing deadline for such return. The Company shall promptly notify the Buyer of any disputed items with respect to the Straddle Period Returns and the parties shall diligently attempt to resolve such disputes. If such disputes cannot be resolved within 30 days prior to the applicable filing deadline, such disputes shall be submitted to the Settlement Accountants. In the event a taxable period includes a period prior to the Closing Date, Taxes shall, in the case of real and personal property Taxes, be apportioned ratably to such taxable period on a daily basis and, in the cast of other Taxes, be apportioned to such taxable period based on a closing of the books on the Closing Date.
               (ii) The Buyer shall provide written notice to the Company in the event of any sale of all or most of the assets of any of the DM Entities whose stock Buyer acquired and for which no election pursuant to Section 338 of the Code is made, occurring within 12 calendar months following the Closing Date.
          (b) Tax Cooperation. The Buyer shall prepare or cause each of the DM Entities to prepare completely and accurately all information that the Company shall reasonably request in work paper packages and shall submit to the Company such packages within the later of 90 days after the Buyer’s receipt thereof or 60 days after the close of the taxable period to which a work paper package relates. Each party shall cooperate with the other in connection with any Tax filing, investigation, audit or other proceeding. The Buyer and the Company shall preserve and cause to be preserved all information, returns, books, records and documents (including the Business Books and Records) relating to any liabilities for Taxes with respect to a taxable period until the later of the expiration of all applicable statutes of limitation and extensions thereof, or the conclusion of all litigation with respect to Taxes for such period.
          (c) Tax Indemnity. After the Closing Date, the Company shall indemnify and hold harmless the Buyer from and against and shall be responsible for any and all Damages incurred as a result of or arising out of (i) any and all liability for Taxes with respect to any taxable period of the Group or any of the DM Entities for all taxable periods ending on or before the Closing Date (not including any liability for Taxes in American Samoa arising out of Buyer’s substantial discontinuance of the business of SK Samoa from and after the Closing Date) and, with respect to any taxable period that begins on or before and ends after the Closing Date, for the portion thereof ending on the Closing Date (for the avoidance of doubt, including any Taxes of the Buyer or any of its direct or indirect subsidiaries resulting from any Subpart F income recognized on or prior to the Closing Date), except to the extent such Taxes were included in Working Capital and reduced the amount of the Aggregate Payment; (ii) any and all liability (as a result of Treasury Regulation Section 1.1502-6 or otherwise) for Taxes of the Company or any other person (other than the DM Entities) which is or has ever been affiliated with the Company or with whom the Company or any of the DM Entities otherwise joins or has joined in filing any consolidated, combined, unitary or aggregate Tax Return, prior to the Closing Date; (iii) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which the Company or any of the DM Entities was obligated, or was a party, on or prior to the Closing Date; (d) any and all liabilities for Taxes arising from the

Merger; and (e) any and all liabilities for Taxes resulting from the Section 338(h)(10) Election (defined below). The Company shall pay such amounts as it is obligated to pay to the Buyer under the preceding sentence within 15 days after payment of any applicable Tax liability by the Buyer or the applicable DM Entity. The provisions of Section 7.5(d) through (j) shall apply with respect to indemnification under this Section 4.4(c). After the Closing, the Buyer shall pay to the Company any amounts received by Marine Trading in respect of U.S. Federal Tax refunds as a result of Marine Trading being a part of the Company’s consolidated Tax Returns.
          (d) Notification of Proceedings; Control; Refunds. In the event that the Buyer or a DM Entity receives notice, whether orally or in writing, of any pending or threatened federal, state, local, municipal or foreign Tax examinations, claims settlements, proposed adjustments, assessments or reassessments or related matters with respect to Taxes for which the Company would have an indemnification liability pursuant to this Section 4.4, the Buyer shall notify the Company in writing within fifteen days thereof; provided, however, the failure of the Buyer to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Company has suffered actual prejudice by such failure. As applicable, the Company shall have the right to control any audit or examination by any taxing authority, initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment relating to the returns of the Group (or any other group filing a Pre-Closing Consolidated Return) or any Taxes for which the Company would have an indemnification liability pursuant to this Section 4.4; provided, that, in the event that any such adjustment or other matter could have an adverse effect on the Buyer or any of the DM Entities, the Company (i) shall give the Buyer written notice of any such adjustment, (ii) shall permit the Buyer, at its own cost, to participate in the proceeding to the extent the adjustment may adversely affect the Tax liability of the Buyer or any of the DM Entities with respect to any post-Closing periods or for which the Buyer would not receive an indemnity hereunder and (iii) shall not settle or otherwise compromise such proceeding without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed. To the extent that this Section 4.4(d) is in conflict with Section 7.5(f), this Section 4.4(d) shall govern. Except as provided in Section 4.4(e), the Company shall be entitled to retain for its own account any refunds of Taxes attributable to the Pre-Closing Consolidated Returns and the Buyer shall pay to the Company the amount of any refund or credit to which the Company is entitled within 15 days after the receipt of such refund and, to the extent not paid within such 15-day period, shall thereafter include interest at 10 percent. For purposes of clarity, except as provided in Section 4.4(e), any Tax refunds that are received by Buyer or any Person being acquired by the Buyer or its Affiliates pursuant to the Transactions, and any amounts credited against Tax to which Buyer or any Person being acquired by the Buyer or its Affiliates become entitled, that relate to Tax periods or portions thereof ending on or before the Closing Date, shall be for the account of the Company, but only to the extent that such Tax refunds were not included in Closing Working Capital and did not increase the amount of the Aggregate Payment.
          (e) Carrybacks. Notwithstanding Section 4.4(c) or 4.4(d), any refunds, credits or offsets of Taxes shall be for the account of the Buyer to the extent (i) such refunds, credits or offsets were included in Working Capital and increased the amount of the Aggregate Payment or (ii) such refunds, credits or offsets of Taxes are attributable to the carryback from a taxable period beginning after the Closing Date of items of loss, deduction or credit, or other Tax items, of the Company or any of the DM Entities; provided, to the extent permitted by Applicable Law, the Buyer will elect to carry forward any Tax attributes that may be carried back into any Pre-Closing Consolidated Returns. The amount or economic benefit of any refunds, credits or offsets of Taxes of the DM Entities for any taxable period beginning after the Closing Date shall be for the account of the Buyer. The amount or economic benefit of any refunds, credits or offsets of Taxes of the DM Entities for any Period beginning on or before the Closing Date and ending after the Closing Date shall be equitably apportioned between the Company and the Buyer. Each party shall forward to the party entitled to receive the amount or economic benefit of a refund, credit or offset to Tax the amount of such refund, or the economic benefit of such credit or offset to Tax, within 15 days after such refund is received or after such credit or offset is allowed or applied against another Tax liability, as the case may be and, to the extent not paid within such 15-day period shall thereafter include interest at 10 percent per annum.
          (f) Section 338(h)(10) Election. The Buyer shall not make an election pursuant to Section 338(g) of the Code with respect to any of the DM Entities without the consent of the Company. At the request of the Buyer, the Buyer and the Company shall join in timely making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local, or foreign tax law) (collectively a “Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of Marine Trading, and the Buyer and the Company shall cooperate in the completion and timely filing of such elections in accordance with the provisions of Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state, local or foreign Tax law) or any successor provision. The Company will pay any Tax attributable to the making of the Section 338(h)(10) Election and will indemnify the Buyer and Marine Trading against any such Tax. The Company and the Buyer shall determine the fair market value of the assets of Marine Trading and the allocation of Aggregate Payment (as required pursuant to Section 338(h)(10) of the Code and regulations promulgated thereunder), together with applicable liabilities, among such assets. The parties shall agree on a schedule setting forth the allocation as soon as practicable after the Closing Date. Neither the Company nor the Buyer shall take any position on any Tax Return or with any taxing authority that is inconsistent with such allocation.
          (g) Transfer Taxes. Each of the Buyer, on the one hand, and the Company, on the other hand, shall be responsible for the timely payment of one-half of the Transfer Taxes. “Transfer Taxes” shall mean all transfer, documentary, sales, use, excise, ad valorem, conveyance, gross receipts, registration, recordation, stamp, value-added, withholding and other similar Taxes (in no event including Taxes computed on the basis of income) imposed or assessed as a result of the Transactions, whether such Tax would be imposed by Applicable Law upon the Buyer, the Company or any DM Entity.
ARTICLE V
CONDITIONS TO CLOSING
     5.1. Conditions to the Obligations of the Buyer and the Company. The respective obligations of the Buyer and the Company to effect the Transactions shall be subject to the satisfaction or waiver by the Buyer or the Company at or prior to the Closing of the following conditions:
          (a) No Order. No injunction, order or decree of any court or administrative agency of competent jurisdiction shall be in effect as of the Closing Date that restrains or prohibits the Transactions.
          (b) Legality. No applicable statute, rule or regulation of any Governmental Authority shall be in effect that makes the purchase and sale of the Shares, the Conveyed Assets or any other transaction contemplated hereby illegal.
          (c) Expiration of HSR Act Waiting Period. The applicable waiting period (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.
     5.2. Conditions to the Obligations of the Buyer. The obligation of the Buyer to effect the Transactions shall be subject to the satisfaction or waiver by the Buyer at or prior to the Closing of the following conditions:

          (a) Company Closing Certificate.
               (i) The representations and warranties of the Company set forth in Section 3.1, shall have been true, correct and accurate in all material respects (other than those that are qualified as to materiality, which shall have been true and correct in all respects) as of the Closing (as though made on and as of the Closing), after giving effect to any changes contemplated by Section 6.3 except (A) to the extent such representations and warranties expressly relate to a particular date, in which case, in connection with making the foregoing determination, such representations and warranties shall relate solely to the particular date referenced therein and (B) for changes, events, conditions and transactions permitted by this Agreement.
               (ii) The Company shall have performed or complied in all material respects with all agreements and covenants contained in this Agreement required to be performed or complied with by the Company on or prior to the Closing Date.
               (iii) An executive officer of the Company shall have delivered to the Buyer a certificate which confirms that the conditions set forth in Sections 5.2(a)(i) and 5.2(a)(ii) have been satisfied.
          (b) Wire Instructions. The Company shall have delivered to the Buyer payment instructions indicating the bank accounts to which the Buyer should transfer, by wire transfer of immediately available funds, the Aggregate Payment.
          (c) Delivery of Share Transfer Documents. The Company and Andina, as applicable, shall have delivered to the Buyer or its Affiliates the Share Transfer Documents.
          (d) Delivery of Ancillary Agreements. The Company shall have delivered to the Buyer an executed copy of each of the Intellectual Property Agreements, the Labeling and Packaging Agreement, the Contract Manufacturing Agreement, the Operating Services Agreement, the Merger Documents, a Bill of Sale in the form attached hereto as Exhibit L, the Assignment and Assumption Agreement in the form attached hereto as Exhibit M, and the Fictitious Name Transfer Documents.
          (e) Delivery of Consents. The Company shall have delivered to the Buyer executed consents from the parties listed on Section 5.2(e) of the Company Disclosure Letter.
          (f) Dividable Contracts. The Company shall have divided or otherwise dealt with, pursuant to the terms of Section 2.7, the Critical Dividable Contracts.
          (g) Government Approvals. The Company shall have received all of the federal, state and local governmental approvals which are required to be obtained by the Company to consummate the transactions contemplated by this Agreement.
          (h) FIRPTA Certificate. The Company shall deliver to the Buyer an executed FIRPTA Certificate in the form attached hereto as Exhibit N (the “FIRPTA Certificate”).
          (i) Closing Certificates. The Buyer shall have received (i) a certificate of good standing (or other similar documentation in the relevant jurisdiction of formation) for each U.S domiciled DM Entity dated within seven (7) days of the Closing Date, and an equivalent certificate for each non-U.S domiciled DM Entity dated within a reasonable period of time prior to the Closing Date, (ii) a certificate as to the incumbency of officers of the Company and (iii) certified resolutions of the Company authorizing the Transaction.
     5.3. Conditions to the Obligations of the Company. The obligation of the Company to effect the Transactions shall be subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:
          (a) Buyer Closing Certificate. An executive officer of the Buyer shall have delivered to the Company a certificate which provides that:
               (i) The representations and warranties of the Buyer set forth in Section 3.2, shall have been true, correct and accurate in all material respects (other than those that are qualified as to materiality, which shall have been true, correct and accurate in all respects) subject to Section 6.3, as of the Closing (as though made on and as of the Closing except (A) to the extent such representations and warranties expressly relate to a particular date, in which case, in connection with making the foregoing determination, such representations and warranties shall relate solely to the particular date referenced therein and (B) for changes, events, conditions and transactions permitted by this Agreement.
               (ii) The Buyer shall have performed or complied in all material respects with all agreements and covenants contained in this Agreement required to be performed or complied with by the Buyer on or prior to the Closing Date.
               (iii) An executive officer of the Buyer shall have delivered to the Company a certificate which confirms that the conditions set forth in Sections 5.3(a)(i) and 5.3(a)(ii).
          (b) Delivery of Aggregate Payment. The Buyer shall have delivered to the Company the Aggregate Price, by wire transfer of immediately available funds, to the bank accounts and in the amounts indicated in the payment instructions provided pursuant to Section 5.2(a)(ii).
          (c) Delivery of Ancillary Agreements. StarkistCo shall have delivered to the Company an executed copy of each of the Intellectual Property Agreements, the Labeling and Packaging Agreement, the Operating Services Agreement, and the Assignment and Assumption Agreement in the form attached hereto as Exhibit M. Acquisition Sub shall have delivered to the Company an executed copy of each of the Contract Manufacturing Agreement and the Merger Documents.
          (d) Consummation of Merger. The Merger shall have been consummated in accordance with the terms of this Agreement and the Merger Documents.
          (e) Closing Certificates. The Company shall have received (i) a certificate of good standing (or other similar documentation in the relevant jurisdiction of formation) for Buyer (except for the Dongwon Entities) and Acquisition Sub dated within seven (7) days of the Closing Date, (ii) a copy, certified by an official of the Court Registry Office of the Republic of Korea, dated within seven (7) days of the Closing Date, of the extract from the Company Registry of the Republic of Korea relating to each of the Dongwon Entities, together with a true, correct and complete English translation thereof, (iii) a certificate as to the incumbency of officers of the Buyer and Acquisition Sub and (iii) certified resolutions of the Buyer and Acquisition Sub authorizing the Transaction.

ARTICLE VI
OTHER AGREEMENTS
     6.1. Certain Understandings.
          (a) No Other Representations or Warranties; Disclaimer Regarding Estimates and Projections.
               (i) Each of the parties hereto is sophisticated and was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. The Buyer acknowledges as of the date hereof that it has no Knowledge of any facts or circumstances which would result in a material breach of any representation or warranty of the Company herein.
               (ii) Except for the representations and warranties contained in Article III, none of the Company, any of its agents, Affiliates, representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to the Buyer or any other Person, express or implied, at law or in equity, on behalf of the Company or any DM Entity, and the Company hereby disclaims any such representation or warranty, whether by the Company, its Affiliates or any of their respective officers, directors, employees, agents or representatives or any other Person, with respect to the Business, the execution and delivery of any of the Transaction Documents or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the Buyer or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by the Company or any of its or the Business’s respective officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing. The Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this Agreement (including the Company Disclosure Letter and the Exhibits hereto), the Buyer is purchasing the Conveyed Assets on an “as is, where is” basis. Without limiting the generality of the foregoing, the Company makes no representation or warranty regarding any assets other than the Conveyed Assets and any Liabilities other than the Assumed Liabilities, and none shall be implied at law or in equity.
               (iii) The Buyer agrees that none of the Company or its Affiliates nor any other Person acting on behalf of any of them will have or be subject to any Liability, to the Buyer or any other Person, resulting from the distribution to the Buyer, for the Buyer’s use, of any information, including the Confidential Information Memorandum distributed by Merrill Lynch, Pierce, Fenner & Smith Incorporated and any information, document or material made available to the Buyer, whether or not included in certain “data rooms” (whether electronic or otherwise), management presentations or any other form in expectation of the transactions contemplated by this Agreement. In connection with the Buyer’s investigation of the Business, the Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Business, projected expenses for functions deemed essential for the stand-alone operation of the Business and certain business plan information. The Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties and that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, the Company makes no representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumption underlying such estimates, projections and forecasts.

               (iv) Each of the parties hereto hereby acknowledges that the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.
     6.2. Bulk Transfer Laws. Buyer acknowledges that the Company does not intend to comply with the provisions of any applicable bulk sale or bulk transfer laws or similar Applicable Law. The Company shall indemnify Buyer on an after-tax basis for any claim, cost, loss, liability or damage incurred or sustained by Buyer or its Affiliates as a result of any failure to comply with such bulk transfer laws.
     6.3. Notification of Certain Matters.
          (a) Prior to the Closing, the Company shall deliver to the Buyer written notice (such notice, the “Company Update”) of any event or development occurring that had it occurred prior to the date hereof may have caused or constituted a breach of any of the representations and warranties of the Company contained in Section 3.1 of this Agreement (as modified by the Company Disclosure Letter as of the date hereof).
          (b) To the extent that the Company Update is delivered to the Buyer prior to the Closing and the information in the Company Update is determined by the Company to be immaterial, or arise in the ordinary course of the Business or arise out of actions which are permitted or required to be performed by the Transaction Documents, and the Buyer agrees with such determination, the Company Disclosure Letter shall be deemed to be updated.
          (c) To the extent that the information in the Company Update is (i) determined by the Company not to be immaterial, nor arise in the ordinary course of the Business nor arise out of actions which are permitted or required to be performed by the Transaction Documents or (ii) determined by the Company to be immaterial, arise in the ordinary course of the Business or arise out of actions which are permitted or required to be performed by the Transaction Documents, but the Buyer does not agree with such determination in accordance with subsection (b) above, each of the Buyer and the Company shall use commercially reasonable best efforts and cooperate in good faith to identify steps to be taken by the Company to remedy or otherwise mitigate such event(s) or development(s) prior to the Closing. To the extent that the subject matter of such Company Update cannot be remedied or otherwise mitigated to the satisfaction of the Buyer in a timely manner prior to the Closing, the Buyer and the Company may elect to postpone the Closing to another date that affords the Company (and the Buyer, if applicable) a reasonable amount of time (the “Remedy Period”) to so remedy or mitigate such subject matter.
          (d) Without limiting the foregoing, it is hereby acknowledged and agreed that the Company shall not be liable to the Buyer for any misrepresentation or any potential misrepresentation or any breach or potential breach of any of the representations and warranties contained in Section 3.1 or any agreement or covenant set forth in this Agreement, if the Company first provides notice to the Buyer of those event(s) or development(s) resulting in such breach or potential breach in accordance with this Section 6.3 and the Buyer consummates the Transactions notwithstanding such breach or potential breach.
ARTICLE VII
MISCELLANEOUS
     7.1. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, however, the Buyer and the Acquisition Sub may collaterally assign this Agreement to any sources of financing solely to secure the Buyer’s and the Acquisition Sub’s obligations under any credit arrangements entered into in connection with this Agreement (and any refinancings or substitutions thereof); and provided, further, any party may assign its right to receive a payment entitled to be received by it pursuant to this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
     7.2. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder. This Agreement contains representations and warranties that the parties hereto have made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in the confidential Company Disclosure Letter and the Buyer Disclosure Letter that the parties hereto have exchanged in connection with this Agreement. Accordingly, investors and security holders reviewing this Agreement should not rely on the representations and warranties as characterizations of the actual state of facts, since they are only made as of the date of the Agreement and as of Closing , subject to Section 6.3 and are modified in important part by the Company Disclosure Letter and the Buyer Disclosure Letter. Moreover, information concerning the subject matter of the representations and warranties may change after the date hereof, which subsequent information may or may not be fully reflected in the public disclosures of Del Monte Foods Company or any of its Affiliates.
     7.3. Termination. This Agreement may be terminated at any time prior to the Closing Date:
          (a) by the written agreement of the Buyer and the Company;
          (b) by the Buyer, on the one hand, or the Company, on the other hand, if (i) any Governmental Authority shall have obtained a court order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such court order or action is or shall have become final and no longer subject to appeal or (ii) the Closing has not been consummated by 5:00 p.m., New York, New York local time on December 1, 2008 (New York, New York time) (the “Outside Date”); provided, however, that no party may terminate this Agreement pursuant to this clause (ii) if such party’s failure (or any of its Affiliates’ failure) to fulfill any of its obligations under this Agreement shall have been the reason that the Closing shall not have occurred on or prior to such time; provided, further, that the Outside Date shall be extended one day for each day of the Remedy Period;
          (c) by the Company by written notice to the Buyer, if the Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in or contemplated by this Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 5.1 or Section 5.3 and (y) is not capable of being cured by the Outside Date or is not then the subject of a diligent effort by the Buyer to cure the same; provided, that the Company shall have given the Buyer written notice, delivered at least ten days prior to such termination, notifying the Buyer of such breach or failure to perform;
          (d) by the Buyer by written notice to the Company, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in or contemplated by this Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 5.1 or Section 5.2 and (y) is not capable of being cured by the Outside Date or is not then the subject of a diligent effort by the Company to cure the same; provided, that the Buyer shall have given the Company written notice, delivered at least ten days prior to such termination, notifying the Company of such breach or failure to perform; or

          (e) by the Company as provided in Section 4.3(a)(iv), if the Buyer has delivered to the Company an Antitrust Notification.
     7.4. Effect of Termination.
          (a) In the event of the termination of this Agreement pursuant to Section 7.3:
               (i) The Buyer and the Acquisition Sub shall return to the Company or destroy all Information (as such term is defined in the Confidentiality Agreement) pursuant to the terms of the Confidentiality Agreement;
               (ii) all Information (as such term is defined in the Confidentiality Agreement) shall continue to be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement;
               (iii) the provisions of Sections 4.2(a) (Confidentiality), 7.6 (Expenses), 7.8 (Notices), 7.9 (Severability), 7.10 (Interpretation), 7.13 (Entire Agreement), 7.14 (Governing Law), 7.15 (Consent to Jurisdiction), 7.16 (Waiver of Jury Trial) and 7.17 (Specific Performance) shall remain in full force and effect; and
               (iv) in no event shall any termination of this Agreement limit or restrict the rights and remedies of any party hereto against any other party that has breached any of the agreements or other provisions of this Agreement prior to termination hereof.
     7.5. Survival; Indemnification.
          (a) Survival of Representations, Warranties and Covenants. The representations and warranties of each the Company and the Buyer contained in this Agreement, the Company Disclosure Letter, the Buyer Disclosure Letter and the certificates delivered pursuant to Sections 5.2(a) and 5.3(a) shall terminate at 5:00 p.m., New York, New York local time, on the date that is 18 months following the Closing Date; provided, however, that the representations and warranties set forth in Section 3.1(k) (Benefit Plans), Section 3.1(l) (Compliance with Applicable Law) and Section 3.1(n) (Environmental Matters) shall terminate on the fifth anniversary of the Closing Date; provided further, however, that the representations and warranties set forth in Section 3.1(r) (DM Entity Taxes) and Section 3.1(s) (Company Taxes Related to the Business) shall terminate 30 days after the applicable statute of limitations. The covenants and agreements of the Company, the Buyer and Acquisition Sub set forth in this Agreement that by their terms are to be performed after the Closing shall survive until fully discharged (all of the foregoing in this Section 7.5(a), collectively, the “Survival Period”) it being understood that the Company’s covenants and agreements regarding the Company Retained Environmental Liabilities (including with respect to Section 7.5(b)(iii)) shall survive indefinitely. The obligations to indemnify and hold harmless any Buyer Indemnified Party or Seller Indemnified Party under this Section 7.5 with respect to a misrepresentation or breach of warranty, covenant or agreement shall terminate when the applicable Survival Period terminates; provided, however, that such indemnification rights shall not terminate with respect to any item as to which any Buyer Indemnified Party or Seller Indemnified Party, as applicable, shall have, before the expiration of the applicable Survival Period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the Company or the Buyer, as applicable; provided, further, that any such claim which solely involves the parties hereto shall be deemed to have been withdrawn and waived one year after being made, unless (i) court proceedings shall have been commenced with respect to such claim within such 1-year period or (ii) such claim shall have been waived or satisfied within such 1-year period.

          (b) Indemnification by the Company. Subject to the other provisions of this Section 7.5, after the Closing the Company shall indemnify, defend and hold harmless the Buyer and its Affiliates and Subsidiaries and their respective officers, directors, principals, attorneys and agents (the “Buyer Indemnified Parties”) from and against any and all costs, losses, Taxes, liabilities, obligations, damages, deficiencies and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing, in each case to the extent available and proven under Applicable Law, but excluding punitive, indirect, incidental, unforeseen, special and consequential damages and lost profits (except to the extent awarded in a third party claim) (“Damages”), incurred as a result of or arising out of:
               (i) any misrepresentation or breach of warranty made by the Company set forth in Section 3.1 (including the Company Disclosure Letter attached hereto) and in the certificate delivered pursuant to Section 5.2(a);
               (ii) any breach of any covenant or agreement made by the Company in this Agreement;
               (iii) the Company Retained Environmental Liabilities;
               (iv) the Company’s and its Affiliates failure, fully or timely, to pay, satisfy or perform the Excluded Liabilities; and
               (v) any Action as set forth and described in Section 3.1(j) of the Company Disclosure Schedule under the headings “1. Public Media Center v. Del Monte Corporation”, “2. California v. Del Monte Corporation” and “4. Alpha Omega Energy”.
          (c) Indemnification by the Buyer. Subject to the other provisions of this Section 7.5, the Buyer shall indemnify, defend and hold harmless the Company and its Affiliates and Subsidiaries and their respective officers, directors, principals, attorneys and agents (the “Seller Indemnified Parties”) from and against any and all Damages incurred as a result of or arising out of:
               (i) any misrepresentation or breach of warranty made by the Buyer set forth in Section 3.2 (including the Buyer Disclosure Letter attached hereto) and in the certificate delivered pursuant to Section 5.3(a);
               (ii) any breach of any covenant or agreement made by the Buyer or Acquisition Sub in this Agreement; and
               (iii) the Buyer’s and its Affiliates failure, fully or timely, to pay, satisfy or perform the Assumed Liabilities.
          (d) Acknowledgements; Mitigation. The Buyer and the Company acknowledge and agree that no Indemnified Party shall have a right to assert claims under any provision of this Agreement for any Damages to the extent that such Damages relate to actions taken by or omitted to be taken by the Buyer or any DM Entity after the Closing Date (with respect to claims by the Buyer Indemnified Parties) or by the Company or any DM Entity prior to the Closing Date (with respect to claims by Seller Indemnified Parties). Nothing provided in this Section 7.5 shall limit any duty of an Indemnified Party to mitigate Damages under Applicable Law.

          (e) Damages Net of Insurance, Etc. The amount of any Damages for which indemnification is provided under this Section 7.5 shall be reduced by (i) any amounts actually recovered by Indemnified Parties pursuant to any indemnification by or indemnification agreement with any third party (net of any costs incurred to obtain such recovered amounts), (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Damages (net of any costs incurred to obtain such proceeds or reimbursement and all deductions and adjustments to premiums; and no right of subrogation shall accrue to any insurer or third party indemnitor hereunder) (each such source named in clauses (i) and (ii), a “Collateral Source”) and (iii) an amount equal to the Tax benefit, if any (net of the Tax cost, if any), attributable to such Damages. If the amount to be reduced hereunder from any payment required hereunder is determined after payment of any amount otherwise required to be paid to an Indemnified Party pursuant to this Section 7.5, the Indemnified Party shall repay to the Company, as applicable, or to the Buyer, as applicable, promptly after such determination, any amount that should not have been paid pursuant to this Section 7.5 had such determination been made at the time of such payment. Indemnification under this Section 7.5 shall not be available to any Indemnified Party unless such Indemnified Party first seeks recovery from any Collateral Source for such claim.
          (f) Defense of Third Party Claims. If any Action (including the commencement of any administrative proceeding, including an administrative proceeding with respect to Taxes) is filed against any Indemnified Party, written notice thereof shall be given by the Indemnified Party to any Person from whom or which indemnification will be sought pursuant to the terms of this Agreement as promptly as practicable (and in any event within 15 days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Parties have suffered actual prejudice by such failure. After such notice, if the relevant Indemnifying Party shall acknowledge in writing to the Indemnified Party that the relevant Indemnifying Party shall be obligated under the terms of its indemnity hereunder in connection with such Action, then the Indemnifying Parties shall be entitled, if they so elect at their own cost, risk and expense, (i) to take control of the defense and investigation of such Action, (ii) to employ and engage attorneys of their own choice to handle and defend the same unless the named parties to such action or proceeding include both the relevant Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised by counsel that joint counsel for the Indemnified Party and the relevant Indemnifying Party shall result in a conflict under the applicable rules of professional conduct, in which event the Indemnified Party shall be entitled, at the Indemnifying Parties’ cost, risk and expense to separate counsel of its own choosing and (iii) to compromise or settle such claim; provided, that the relevant Indemnifying Party shall not agree to any compromise or settlement that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability on the Indemnified Party without the consent of Indemnified Party. The Indemnified Party may, at its own cost and expense, participate in (but not control) the investigation, trial and defense of such Action and any appeal arising therefrom. If the Indemnifying Parties fail to assume the defense of such claim within 30 days after receipt of the notice of claim by the Indemnifying Parties, the Indemnified Party against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Parties) have the right to undertake, at the Indemnifying Parties’ cost, risk and expense, the defense of such claim on behalf of and for the account and risk of the Indemnifying Parties (but shall not have authority to settle such claim without the consent of the Indemnifying Parties). If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Parties reasonably informed of the progress of any such defense.
          (g) Cooperation. Any Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Parties and their attorneys in the investigation, trial and defense of such Action and any appeal arising therefrom and, at no out-of-pocket cost to the Indemnified Party, shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Indemnifying Party and its agents and representatives to, and reasonable retention by the Indemnified Party of, records and information which are reasonably relevant to such third party claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties shall cooperate with each other in any notifications to insurers.
          (h) Limitation on Claims.
               (i) No Buyer Indemnified Party shall be entitled to recover from any other Person or party for any Damages unless the aggregate amount of all Damages for which the Buyer Indemnified Party would, but for this sentence, be entitled to receive indemnification exceeds an aggregate amount equal to 0.5% of the amount in cash actually paid to the Company pursuant to Section 2.8 (as adjusted pursuant to Section 2.9) (the “Damage Threshold”), and then only for such Damages in excess of the Damage Threshold.
               (ii) Except for Damages pursuant to indemnity claims in connection with Sections 3.1(n), (r), (s) and 4.4(c), the maximum aggregate Liability of the Company to the Buyer Indemnified Parties (including Liabilities of the Company for costs, expenses and attorneys’ fees paid or incurred in connection therewith or in connection with the curing of any or all misrepresentations and breaches of the Company’s warranties, covenants and agreements) collectively pursuant to this Agreement shall not exceed an aggregate amount equal to 15% of the amount in cash actually paid to the Company pursuant to Section 2.8 (as adjusted pursuant to Section 2.9).
               (iii) Notwithstanding anything to the contrary herein, the limitation on claims in Sections 7.5(h)(i) and 7.5(h)(ii) shall not apply to indemnity claims by the Buyer for Damages pursuant to Sections 7.5(b)(iii), 7.5(b)(iv) and 7.5(b)(v).
               (iv) No party shall be liable for any punitive, indirect, incidental, unforeseen, special or consequential damages or lost profits (except to the extent awarded in a third party claim) arising out of, based upon or resulting from (A) the transactions contemplated by any Transaction Document or (B) any misrepresentation or breach of any warranty, covenant or agreement in any Transaction Document.
          (i) Exclusive Remedy. After the Closing, the rights set forth in Section 2.9 (Adjustments to Aggregate Payment), Section 4.4(c) (Tax Indemnity), this Section 7.5 (Survival; Indemnification) and Section 7.17 (Specific Performance), shall be the sole and exclusive remedies available to the Buyer and its Affiliates (including Acquisition Sub) with respect to any and all claims relating to this Agreement, the Company, the DM Entities and their respective Affiliates, the events giving rise to this Agreement, and the transactions provided for herein or in any other Transaction Document or contemplated hereby or thereby except in the case of fraud. Without limiting the generality or effect of the foregoing, as a material inducement to the Company entering into this Agreement, and in light of, among other factors, the acknowledgements contained in Section 6.1, the Buyer, on behalf of the Buyer Indemnified Parties (including Acquisition Sub), hereby waives, from and after the Closing, any claim or cause of action, known and unknown, foreseen and unforeseen, which they or any of their Affiliates may have against the Company, including under Applicable Law, Environmental Laws or any other laws, by reason of this Agreement or its subject matter, the events giving rise to this Agreement or any other Transaction Document and the transactions provided for herein or therein or contemplated hereby or thereby, except for claims or causes of action brought under and subject to the terms and conditions of the provisions contained in this Section 7.5 and Section 4.4(c). Notwithstanding the foregoing, nothing herein shall prevent any of the parties hereto from bringing an action based upon allegations of fraud with respect to the other parties in connection with any Transaction Document.

          (j) Tax Treatment. Any indemnification payments under this Agreement shall be treated to the extent permitted by Applicable Law, for Tax purposes, as adjustments to the Aggregate Payment.
     7.6. Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with the Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such costs or expenses, except as may otherwise be expressly provided in this Agreement.
     7.7. Amendments. No amendment to or modification of this Agreement shall be effective unless it shall be in writing and signed by each of the parties hereto.
     7.8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally; (b) on the date of transmission (determined from the time zone of the address of the recipient set forth below) if sent via facsimile transmission to the facsimile number given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission; (c) on the date two (2) Business Days after delivery to a reputable nationally recognized overnight courier service; or (d) five (5) Business Days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
          (i) If to the Buyer, to:
Dongwon Enterprise
275, Yangjae-Dong
Seocho-Gu
Seoul, Korea
Attention: Mr. Ingu Park
Telephone: 82.2.589.3455
Facsimile: 82.2.589.3292
With a required copy (which shall not constitute the required notice) to:
Simpson Thacher & Bartlett LLP
ICBC Tower, 35th Floor
3 Garden Road, Central
Hong Kong SAR, China
Attention: Jin Hyuk Park
Telephone: 852.2514.7600
Facsimile: 852.2869.7694
          (ii) If to the Company, to:
Del Monte Corporation
One Market Street
San Francisco, CA 94105
Attention: General Counsel
Telephone: 415.247.3262
Facsimile: 415.247.3263
With required copies (which shall not constitute the required notice) to:

Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
Attention: John P. Duke
Telephone: 610.640.7839
Facsimile: 610.640.7835
and
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
Attention: Solomon Hunter, Jr.
Telephone: 215.981.4587
Facsimile: 215.981.4750
Such addresses may be changed from time to time by means of a notice given in the manner provided in this Section 7.8 (provided, that no such notice shall be effective until it is received by the other parties hereto).
     7.9. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.
     7.10. Interpretation.
          (a) All references to immediately available funds or dollar amounts contained in this Agreement shall mean United States dollars.
          (b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          (c) Words imparting either gender shall include the other gender.
          (d) Words imparting the singular only shall include the plural and visa versa.
          (e) The words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”.
          (f) The words “hereof”, “hereto”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provisions of this Agreement.
          (g) References to any Person includes the successors and permitted assigns of such Person;
          (h) Each party and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its drafting.

          (i) The rule of construction providing that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement.
          (j) The terms and provisions of this Agreement shall be constructed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.
          (k) Except as expressly provided herein or expressly disclosed in the Company Disclosure Letter, all information and disclosures contained in the Company Disclosure Letter are made as of the date hereof, and the accuracy of such information and disclosures is confirmed only as of the date hereof and not any time hereafter. Any information disclosed in any one Section of the Company Disclosure Letter shall be deemed disclosed in each other Section of the Company Disclosure Letter where it is reasonably apparent to which representations and warranties such information is related. The information disclosed in the Company Disclosure Letter is disclosed in furtherance of, and should not be used for any purpose except in furtherance of, the Transactions and each party’s enforcement of their respective rights granted under this Agreement. The Company Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement and is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company except as and to the extent provided in this Agreement. Matters reflected in the Company Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter and the Company may, at its option, include additional information for any reason, including in order to avoid any misunderstanding, and such inclusion shall not (i) be deemed to be an admission or acknowledgement that such information is, or could reasonably be deemed to be, material or outside of the ordinary course of the Business or (ii) further define the meaning of any term, or modify any representation or warranty or disclosure for purposes of this Agreement or the Company Disclosure Letter. Such additional information does not necessarily include all matters or information of a similar nature.
          (l) Except as expressly provided herein or expressly disclosed in the Buyer Disclosure Letter, all information and disclosures contained in the Buyer Disclosure Letter are made as of the date hereof, and the accuracy of such information and disclosures is confirmed only as of the date hereof and not any time hereafter. Any information disclosed in any one Section of the Buyer Disclosure Letter shall be deemed disclosed in each other Section of the Buyer Disclosure Letter where it is reasonably apparent to which representations and warranties such information is related. The information disclosed in the Buyer Disclosure Letter is disclosed in furtherance of, and should not be used for any purpose except in furtherance of, the Transactions and each party’s enforcement of their respective rights granted under this Agreement. The Buyer Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement and is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Buyer except as and to the extent provided in this Agreement. Matters reflected in the Buyer Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Buyer Disclosure Letter and the Buyer may, at its option, include additional information for any reason, including in order to avoid any misunderstanding, and such inclusion shall not (i) be deemed to be an admission or acknowledgement that such information is, or could reasonably be deemed to be, material or outside of the ordinary course of business or (ii) further define the meaning of any term, or modify any representation or warranty or disclosure for purposes of this Agreement or the Buyer Disclosure Letter. Such additional information does not necessarily include all matters or information of a similar nature.
     7.11. Waiver. Waiver of any term or condition of this Agreement by any party shall be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     7.12. Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but both of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed and delivered (by telecopy or other electronic means) by the other party hereto.
     7.13. Entire Agreement. This Agreement, including the Company Disclosure Letter, the Buyer Disclosure Letter, the Exhibits hereto and the Confidentiality Agreement contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and understandings, oral or written, relating to such subject matter. For the sake of clarity, no provision of this Agreement, the Company Disclosure Letter, the Buyer Disclosure Letter, or the Exhibits hereto shall, or shall be construed to, supersede, limit or otherwise restrict the rights, Liabilities and remedies of the parties set forth in the Confidentiality Agreement. It is agreed that a party may claim in contract for breach of warranty under this Agreement but shall have no claim or remedy (including a right to rescind) in respect of misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement) or untrue statement made by the other party. This clause shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation by a party.
     7.14. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflicts of law principles thereof or any other jurisdiction.
     7.15. Consent to Jurisdiction.
          (a) With respect to any action or claim commenced prior to Closing and arising out of or relating to this Agreement or the transactions contemplated hereby, the parties hereby expressly and irrevocably (a) agree and consent to be subject to the exclusive jurisdiction in either the state courts of the State of Delaware or in the United States District Court located in Wilmington, Delaware (and in the absence of Federal jurisdiction, the parties consent to be subject to the exclusive jurisdiction of the state courts located in New Castle County, Delaware), (b) agree not to bring any action related to this Agreement or the transactions contemplated hereby in any other court (except to enforce the judgment of such courts), (c) agree not to object to venue in such courts or to claim that such forum is inconvenient, and (d) agree that notice or the service of process in any proceeding shall be properly served or delivered if delivered in the manner contemplated by Section 7.8. Final judgment by such courts shall be conclusive and may be enforced in any manner permitted by Applicable Law.
          (b) All disputes, controversies or claims arising out of or in connection with any Transaction Document or the transactions contemplated hereby or thereby and which are commenced after the Closing shall be finally settled under the 1 January 1998 Rules of Arbitration of the International Chamber of Commerce (“Rules”), except that the Company and Buyer shall each appoint an arbitrator, and the third arbitrator shall be selected by both the Buyer and the Company. In the event that the Company, on the one hand, and the Buyer and the Dongwon Entities, on the other hand, are unable to mutually agree on a third arbitrator, the third arbitrator shall be selected in accordance with the Rules. To the extent that an arbitration takes place, such arbitration shall be in San Francisco, California. The language of the arbitration shall be in English. Expenses of the arbitrator(s) shall be divided equally between the Company and the Buyer. Each party shall bear its own costs of preparing and presenting its case, including its own attorney’s fees and expenses. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof, and shall be enforceable against the parties.
     7.16. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
     7.17. Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, subject to Section 7.5(i), each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.
[Remainder of Page Intentionally Left Blank, Signature Page Follows]

          IN WITNESS WHEREOF, the parties have caused this Purchase Agreement to be duly executed as of the date first written above.

DEL MONTE CORPORATION
By:	/s/ David L. Meyers
	Name:	David L. Meyers
	Title:	Executive Vice President, Administration and Chief Financial Officer

DONGWON ENTERPRISE CO., LTD.
By:	/s/ Ingu Park
	Name:	Mr. Ingu Park
	Title:	Vice Chairman

DONGWON INDUSTRIES CO., LTD.
By:	/s/ Boo In Park
	Name:	Mr. Boo In Park
	Title:	President

DONGWON F&B CO., LTD.
By:	/s/ Hae Kwan Kim
	Name:	Mr. Hae Kwan Kim
	Title:	President

[Signature Page to Purchase Agreement]

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STARKIST CO.
By:	/s/ Ingu Park
	Name:	Mr. Ingu Park
	Title:	President

Solely with respect to Section 2.1, Section 2.6 and Article VII: STARKIST SAMOA CO.
By:	/s/ Ingu Park
	Name:	Mr. Ingu Park
	Title:	President

[Signature Page to Purchase Agreement]

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